MANPOWER INC. 2004 ANNUAL REPORT




05046704

WHAT'S NOW. WHAT'S N

PERSPECTIVES
CHANGING WORL


P.E.
12-31-04
1-10686


PROCESSED
MAR 1 0 2005
THOMSON
FINANCIAL

MANPOWER

What's Now.
What's Next.

DONNA RILEY
VICE PRESIDENT
GLOBAL TALENT

ON



Originally founded to provide American business customers with productivity-enhancing accounting and measuring machines, IBM, the international company that has given the world many IT innovations, grew to become the world's undisputed IT computer business and today operates in more than 160 countries worldwide.

But times change and IBM has been quick to change with them. Over the past several years, "Big Blue" has transitioned from a production-based supplier of computer hardware to a client-based provider of on demand IT services to its clients worldwide, leveraging the core skills of its global talent pool.

As the global economy has transitioned from manufacturing into services, so has IBM, with more than 50 percent of our workforce today engaged in providing services for clients. And since service equates with people, that means we are investing far more in human than in physical assets. The company and its workforce have also grown significantly, with more than 18,000 new employees added in 2004 alone. The world in which we operate is changing at an accelerating pace and we need to keep up with it — not least in the way we manage our global talent.

DELIVERING "ON-DEMAND" SERVICES

Some two years ago, observing how our clients needed access to our services on very short lead times, we embarked on a program to redefine our business as an on demand service provider, and to serve as a role model for clients of all types in all industries. We obviously had to start by considering our people.

With the help of Manpower, whose just-in-time talent-management expertise clearly paralleled our on demand strategic objectives, we created a consistent taxonomy by defining the skills, capabilities, and experiences needed for different positions along our talent supply chain. This has enabled us to identify which talents are core value-delivering capabilities and which are less critical; to obtain insights into achieving the right balance between alternative sources of talent; and to match our people strategy most closely to our overall business strategy.

ACHIEVING FLEXIBILITY WITH QUALITY

Delivering on demand services requires an integrated, seamless, end-to-end approach to acquiring and deploying talent right across your business, building flexibility into the workforce to accommodate variability in demand. It means determining which HR partners can best work alongside your own management, responding to both the time dimension and the cultural fit to ensure the delivery of talent to meet your business requirements.

In achieving our responsive on demand flexibility, we are working with selected strategic HR partners to source and deploy a global range of talent, both permanent and contingent. Our partners understand our requirement for quality and have the same commitment as we have to the standards of capability and training that deliver the differentiation that yields our competitive advantage.

In the era of production excellence, winning companies based their market dominating strategies on supply chain optimization. No process was left untouched, no matter how complex, in pursuit of the most cost-effective approaches to building and delivering their products wherever their clients needed them...just in time. The resulting cost savings were significant; with some reports showing that these strategies saved the median Fortune 500 company five hundred million dollars.

Now and into the future, Manpower is partnering with many companies that are following an evolutionary path from a manufacturing-based business to a talent-centric enterprise, utilizing key supply chain strategies. To help clients successfully achieve this objective, Manpower has developed a breakthrough approach to talent management derived from supply chain thinking. Talent Value Management℠ (TVM℠) is designed to create an integrated talent supply chain, where talent can be optimized and deployed using rigorous decision support tools with a foundation of common data and processes.

Talent supply chain optimization can drive the answers to questions like:

- Which talent requirements are the most critical?
- How do I best source this talent?
- What is the optimal mix of regular full-time and contract workforce?
- What talent investments do I need to make and where?

Our ultimate objective as our client's talent management partner is to help the organization ensure that its investments in people are fully aligned with, and help drive, business strategy to yield the maximum return on investment.



JUST-IN-TIME

CHIEF EXECUTIVE OFFICER



ON

Once the UK's monopoly national telecommunications provider, BT Group today operates competitively in [illegible] continents, differentiating itself by providing both telecommunications and [illegible] services to its residential, business, and corporate customers worldwide.

Some 40 percent of the Group's [illegible] employees work for BT Retail, the residential and corporate telephony services division, as customer service staff in the company's 40 UK contact centers and as installation and network engineers in the field.

The most important characteristic required by contact center staff and field engineers at BT Retail is to have good customer-interface skills. They also need to be team players and to have a "learning attitude" – adapting readily to fast-paced industry change, as we introduce enhanced new services and continually improve our competitive offering. Our greatest HR challenge in recent years has been to create a high-performance environment among our 50,000 employees in BT Retail, to detect and develop our in-house talent pool, and to create greater workforce flexibility.

SERVICE PERFORMANCE

We have done a lot to transform our workforce's performance to meet service-business realities in the 21st century. A performance improvement plan has raised the individual and collective employee contribution through coaching, raising expectations, rewarding, and introducing a Code of Conduct for our customer-facing "battalions," monitored through customer feedback. We have pro-actively managed our talent pool, detecting, developing, sourcing anew, retaining key skill sets, and ensuring the right level of talent diversity for our ongoing business and growth.

VARIABILITY AND RESPONSIVENESS

Our industry faces enormous variability in HR demand over short time periods. Bad weather can create huge demand for engineers to repair landlines after storms; and competitive initiatives generate a demand for extra contact center staff when we launch a new program, such as broadband. At such times, we need to have fast and flexible access to appropriately skilled and trained resources or to create a pool of specialist talent (such as IT professionals) quickly, but without being locked into operational constraints.

FLEXIBLE EXTENDED ENTERPRISE

Outsourcing massive contracts to just a couple of HR vendors has enabled us to focus management effort on fewer relationships and our vendors to invest time, effort, and resources into making them work. Temporary and contract employees come in trained, prepared, and well managed, with a good understanding of the BT culture. Having such close strategic partnerships has allowed us to build a highly flexible and scalable "extended enterprise" of contingent employees who hit the ground running and become assimilated seamlessly into the organization, working indistinguishably alongside our regular BT battalions. And many of them end up working directly for BT – making for a risk-free source of quality recruitment.

The critical question for companies seeking optimal flexibility and responsiveness is: are we optimizing the use of skills, and the cost of those skills, within this workforce? A perfectly balanced workforce is achieved when the right people are performing work that is most critical to executing the business strategy...at the right value.

Demand management or talent planning is the key to determining which employees and positions in the company will result in having the right people at the right value. Understanding which talent to invest in, and deciding which supply strategy (internal, external, contingent/supply partners, alternative sourcing) offers the most total savings, is a complex but rewarding process. A flexible workforce model allows clients to:

- Align investments in compensation, development and training with strategic impact
- Close the gaps between supply and demand
- Develop strategies to describe roles and skills consistently internally and externally
- Determine the best sources for talent

The net result of this effort is a sharp decrease in unnecessary labor spend, coupled with the improved ability to invest more in those roles that will continue to drive demand for the company's services and products. Manpower's capability to properly analyze the risks and costs of talent management, while delivering innovative supply alternatives delivers competitive advantages for employers of all shapes and sizes around the world, and we expect this trend to continue into the future.

FLEXIBLE





LYNN C. MINELLA
VICE PRESIDENT,
HUMAN RESOURCES
AIR PRODUCTS

CREATING A HIGH-PERFORMANCE ORGANIZATION

Air Products is a global company that provides industrial gas and specialty chemicals to a wide variety of sectors worldwide, ranging from heavy industrial processing, such as steel, to paints and adhesives, healthcare consumables, and high-tech consumer electronics products, such as LCD TV screens.

The company's workforce spans process and development engineers, a technically literate sales force that understands its products and customers' business requirements, and a range of support staff operating its complex facilities, and handling and delivering its products where and when they are needed.

Although much of our output is used in industrial processes, we are truly a technology business. We have to be at the forefront of technological developments in our growth markets, delivering products that address our customers' emerging needs. Our managers need to have not only the insight and acumen to understand our customers' products and devise solutions to their business needs, but also the right interpersonal skills to develop and empower our highly diverse employee group to constantly improve their performance and fulfill their potential.

DEVELOPING PASSIONATE, ADAPTABLE TALENT

Today, both we and our customers are experiencing constant and accelerating globalization and change. We have to stay alongside them as they move into new businesses and geographical markets and to recognize that competition no longer always comes from where it traditionally did. Our challenge is to develop, implement, and manage HR programs to meet those new realities, creating an environment in which our employees are highly motivated, productive, open to change, passionate about their work, and feel valued.

A ONE-COMPANY CULTURE

At Air Products we strive to have a "one-company" feel, where everyone shares the same guiding values, while recognizing and accommodating individual and cultural diversity, and all have a sense of the corporate culture – and what it means to be "an Air Products employee." This makes for an "accountable" workforce, in which every employee takes personal responsibility for giving of their best and operating with the highest level of professional integrity, and acknowledges the vital importance of observing strict safety practices in the areas of health – for themselves and customers – and the environment.

Our leadership development programs help individuals assess their strengths and weaknesses and provides them with career-enriching opportunities. Our centers of functional excellence, such as process engineering, develop skilled specialist teams that can be deployed to where they are needed to capitalize on perceived growth and customer-service opportunities. Our HR planning process aims to provide employees with the necessary experiences to fulfill both their personal career aspirations and the company's strategic needs, while at all times balancing the interests of individuals with those of the company in serving customers and delivering shareholder value.

Today more than ever, company performance relies on people. Not just management, but the entire workforce – whether they be full-time staff, contractors or temporary workers. To be successful, everyone within the organization must be engaged; aligned to the business' strategic goals and able to understand the role they play in achieving them. And above all, people must continue to perform throughout changing business conditions.

Our experts at Right Management Consultants play a pivotal role in helping companies develop a high performance workforce by attracting, selecting and retaining people who are the best fit with their organization's strategies, culture and values. Our services in this area include defining and communicating employment value propositions, identifying critical competencies for success, designing and administering selection systems, developing new-hire assimilation programs, and creating retention initiatives.

Companies must also understand that the continual development of their leaders is crucial to supporting the business strategy and evolving corporate culture. Because when leaders are engaged, aligned and effective, they are the key to translating business strategy into performance. Companies need to ask themselves:

- Do we have a pipeline of leadership consistent with our future business direction?
- Are professional development and job rotation opportunities readily available?
- Is a succession planning process in place?
- Do our programs reflect the constant change in the business environment and help leaders develop the agility to lead under a variety of strategic scenarios?

In the years to come, organizations that are able to navigate the complex, global market environment while developing a workforce comprised of agile, engaged and aligned employees, will be the ones best positioned to win.


IGH PERFORMANCE



ANDRE R VAN HEEMSTRA
PERSONNEL DIRECTOR
UNILEVER
ON
OUTSOURCING HR SERVICES

Unilever is a multi-national consumer goods company that resulted from the merger in 1930 of the UK soap-maker Lever Brothers and the Dutch Margarine Union – "Uni-" from "Union" and "lever" from Lever – both of which already had a well-established worldwide presence.

The company's 230,000 employees worldwide produce and distribute branded food and home & personal care products – all the things that "make people feel good, look good and get more out of life" – which are marketed and sold in almost every country in the world.

As a worldwide business operating in the fast-moving consumer goods sector, we need a first-rate permanent labor force for ongoing operations, as well as additional temporary staff for periods of seasonality, such as for ice cream and frozen vegetables. While the nature of our business means employing predominantly local people at all levels, our management population includes expatriates, as we like our higher leadership to have had experience in several parts of the Unilever world.

SIMULTANEOUSLY BIG AND SMALL

Rather than a global company, we see ourselves as a multi-local multinational. Our greatest challenge is to combine the flexibility of a small organization with the impact of a big company. Intense competition and the ever-changing environment within our industry impose a constant need to find new and more efficient ways of doing business – and to stay flexible and adaptable.

The global scope of our business and the local nature of our customer base together lent themselves to taking a regional approach to our manufacturing supply chain. We have closed facilities in some areas and expanded them in others, with a resulting reduction in manufacturing plants from 500 to 350; we rationalized our brand range from 1,600 to some 400 by introducing more global brands; and we significantly reduced the number of our vendors. While this has helped us improve on being big, we have also improved on being small, for example by having local "marketeers" regularly visit consumers' homes to understand their specific needs and achieve "consumer intimacy."

OUTSOURCING FOR FLEXIBILITY

Regionalization has brought scale benefits and a concentration of assets that has enabled us to view our workforce more strategically and develop skills over a longer timeframe. We have gained workforce flexibility by outsourcing recruitment of seasonal and temporary staff, as well as the provision of contract specialists to augment skills in areas such as IT. Further candidate functions that we have identified for handling at a regional level, and possible outsourcing, lie in the transactional administration activities of HR and Finance. The objective is to free up our HR and Finance managers to concentrate on more strategic, transformational activities.

Over the past several years, as employers embraced outsourcing to improve productivity in their Human Resources function, they began with transactional processes such as payroll processing and benefits administration, and moved toward recruiting, assessment, training and career transition. As outsourcing these processes proved successful, attention turned toward outsourcing non-core business activities such as facility management, logistics, and even accounting. Leading companies are now beginning to take advantage of the transformational opportunities that the outsourcing evolution can bring, as they look to fully optimize their talent management.

Talent optimization through HR outsourcing requires an objective analysis of how and where human resources should be deployed across the organization, including:

- The skills required in the business, where they can be found in a world of growing skills shortages, and where they are needed.
- The business functions and roles that must be performed at the local level versus those that can be performed centrally, either at the national, regional or global headquarters.
- Optimal staffing levels to ensure efficiency for the employer through fluctuation in demand, and quality service for its customers.
- The functions, processes and roles that are core to the business versus those that can be outsourced to a third party in order to focus internal resources on what matters most, and generate cost savings across the organization without sacrificing quality.

Across the employment and business cycle, Manpower is in a unique position to view the world of work, both globally and locally. We see employment trends ahead of an individual customer whose view is restricted by industry silos, and we serve as their partner and change agent as they execute their strategies. From outsourcing HR services to change management consulting, Manpower and Right Management Consultants work in tandem to help organizations achieve the productivity, efficiency, and cost management gains they expect to realize from outsourcing.



OUTSOURCING



CARLOS ABASCAL
MINISTER OF LABOR AND SOCIAL WELFARE MEXICO
ON IMPROVING JOB SKILLS OF A NATION

Mexico has a population of 105 million, with 95 percent below the age of 65. Of its active labor force of 34 million, some 3.3 percent are unemployed and a further 25 percent underemployed. For some time, the country was seen only as a low-wage labor pool for U.S. manufacturers.

Faced with labor competition from other developing economies, the country is promoting social dialogue between labor, business, and government; and educating and training its young people to provide the productive, wealth-generating skills to fuel the national economy, raise living standards, and attract foreign investment.

Mexico is a very young country, with one-quarter of its population currently aged 17 – 29. One of the greatest challenges for our economy is to help our young people develop their potential and realize their skills, so that they can meet the needs of the labor market, not only in large multinational enterprises, but also in small and medium-sized companies.

Over the past few decades, the country has gained a demographic bonus consisting of 33 million children and young people. Our aim is to ensure that, by 2010, at least [illegible]0 percent of that population has graduated from higher education. Our economic success will depend on how well we can raise the skill profile of our working population both for their own benefit and for the good of the whole nation, by committing to the individual person, who constitutes the origin, engine and end of the national economy.

A NEW SOCIO-ECONOMIC MODEL

Our country's ideological legacy, supported by some of its labor unions, sometimes held the economy back. But in the past 10 years, we have built up a new model of employee-employer relations, framed in a New Labor Culture, promoting effective social dialogue, raising people's awareness of the new competitive global realities, and bringing productivity and competitiveness – with social justice – into the labor arena.

We are committed to ongoing employee training and technological innovation to enhance productivity. We have introduced programs to enable unemployed and under-employed individuals to access and transition to productive jobs, contributing fully to the national economy. We also have introduced training schemes and financial support programs to foster self-employment in small businesses.

ADAPTABILITY AND INCLUSIVITY

Our Job Observatory project monitors available jobs and skills demand, and directs our education programs to fulfill this demand, so that businesses will find in Mexico a ready pool of the right kind of skilled talent, and individuals can be certain of finding a suitable job on completion of their studies.

Alongside these programs, we have robust policies for eradicating discrimination on grounds of age, gender or disability. In particular, our Inclusive Firm Program acknowledges Mexican companies' efforts to include mentally and physically disabled employees in their workforce.

We were pleased recently to be able to acknowledge the major contribution in this area of Manpower's ongoing Caminemos Juntos partnership program in Mexico and to grant them an Inclusive Firm award in recognition of their efforts in helping to place several hundred disabled people into productive employment.

As the world becomes a smaller place, with commerce criss-crossing the globe in all industries, the world of work has also been transformed in profound ways. This is especially important for national governments as they bear the responsibility for ensuring that their country and its people can compete in the world economy.

Labor ministries play an increasingly important role in developing the Human Resources strategy and programs for current and future generations of their countrymen and women. For developing countries, this strategic role is critically important to the country's ability to compete for foreign investment, build their national commercial infrastructure and provide the means for individuals to succeed.

For more than 40 years, Manpower has played a unique role in the world's labor markets, working in partnership with national governments and non-government organizations to solve the most pressing labor market needs. Many of our programs – like Working Links in the U.K. – are designed to serve as a bridge to employment, providing basic job skills to the unemployed, underemployed and people with disabilities, and placing them in jobs at the end of their training. Other programs – like TechReach in the U.S. and Canada – are designed to help individuals transition from jobs that have become obsolete, to sustainable new careers in fields where there are shortages of skilled workers.

Increasingly, we are working with governments to identify underemployed populations such as older workers, to engage or re-engage them in the labor market. The expertise that we have gained from our commercial experience, coupled with our pragmatic approach to putting people to work, has proven invaluable to governments throughout the world.



JOB SKILLS

What's next?

We'll be ready.



DEAR SHAREHOLDERS,

While it is an obligation to look back at our 2004 record, this year it is especially gratifying. The Manpower team worldwide delivered exceptional results, from both financial and strategic perspectives.

In 2004, our revenue reached a record $14.9 billion, an increase of 23%, or 14% in constant currency, over 2003 levels. Our Jefferson Wells financial services brand was the clear leader among our operations in this revenue growth, with an increase of 150% over the prior year. Our EMEA segment also provided a terrific performance, with revenues growing to more than $5 billion, an increase of 18% in constant currency.

Earnings for 2004 were $246 million – a record for Manpower – and a significant increase of 78% from 2003. We also continued to strengthen our balance sheet, with total debt as a percentage of capitalization improving from 39% in 2003 to 29% in 2004. Given our confidence in the future and our commitment to delivering shareholder value, we also doubled our semi-annual dividend in the second half of 2004.

All said, it was a very good year with impressive results for Manpower and its family of companies. The sustainability of business performance, however, is our benchmark for success, and we have proven that we have the ability, focus and execution to deliver continued, sustainable results over time. Over the last five years we have outperformed the S&P 500 by 43%. More importantly, each year we have continued to establish new baselines against which to measure our performance. As we move into 2005, we have set the bar even higher.

We believe that throughout 2004 we continued to build momentum, setting ourselves up for 2005 and beyond. The heart and soul of our business is, and will continue to be, temporary staffing, and that part of our business grew 20%. We were able to open new offices in expanding markets like India, Japan, Germany and Italy, extending our network to a total of more than 4,300 offices worldwide. We also improved our efficiency and stayed very disciplined in our pricing strategy in the temporary staffing marketplace.

An imperative as we move into the future is balancing our mix of business. We have been making progress for several years, and 2004 marked the most successful year that we have had in working toward this goal. Jefferson Wells added $204 million of revenue for a total of $341 million in 2004; Elan, our IT specialist brand, grew 39%, with total revenues of $540 million for the year; and the acquisition of Right Management Consultants added $365 million in revenue. These three brands alone generated $1.3 billion in total revenue in 2004. Most importantly, these specialty services have enabled us to offer our customers the complementary range and scale of services that is changing the landscape of our industry by helping our customers to evolve their people strategies in ways that no one else can.

Jefferson Wells, in particular, has made great strides in the past year, gaining the trust and respect of top companies in the U.S. as they worked through the mammoth task of the Sarbanes-Oxley compliance process. This work has opened doors for the company to introduce clients to their full portfolio of internal audit and controls, technology risk management, tax, finance and accounting services. In addition to expanding Jefferson Wells' network of offices in the U.S. and Canada, 2004 marked the opening of its first office in Europe, located in London. We expect this investment to pay off in 2005 and beyond, as the U.S. continues to work through financial reform measures, and Europe embarks on its own journey toward greater accountability in corporate governance.

Throughout 2004, we made great progress in expanding our permanent placement market share, adding over 450 dedicated permanent placement recruiters across the world. Our goal is to become the de facto leader in permanent placement worldwide, across all 67 countries and territories in our network. This includes our French unit where a legislative change in late 2004 allows us, for the first time, to provide permanent placement services to the French market.

So what's next for Manpower? As I've stated before, we are determined to redefine the industry by offering a unique approach to solving our customers' problems, now, and as they are traveling the road that lies ahead. As we listen to our customers and experience what's happening in their workplaces throughout the globe, we see the next big need that we intend to fulfill. It is the requirement to optimize all of the talent that is involved in the company. It is the key to delivering a critical competitive advantage to companies that are facing fierce competition at both the global and local levels.

For many years, companies have optimized various facets of their business through supply chain management and offshoring/outsourcing of transactional functions or manufactured products. The one element that has been left out of this intense movement toward optimization, and one that companies are coming to realize that they must address, is the entire talent pool that works within their organization, including permanent, temporary and contract staff, as well as consultants.

Companies have come to realize it is a mandate to know *what's now* and *what's next* in their talent requirements, and to be able to manage these requirements effectively across the full gamut of their available talent pool. Manpower is uniquely positioned to answer this call, and we intend to capitalize on this emerging need. In our view, it's about the employment life cycle and the business cycle meshing together to optimize talent management and utilization. This is truly the next frontier for our clients worldwide to achieve optimal efficiency, productivity and competitive advantage.

The Manpower solution is Talent Value Management[sm], a concept that we developed over an 18-month period, to assist companies in determining where all of the various talent resides in their organization, and how the vast array of talent within that organization works together. This information then drives decisions that enable placement of the right people, with the right skills, in the right areas of the organization in order to improve productivity and efficiency, and drive the key outcomes required in the business strategy. We believe Talent Value Management is the key to optimizing the most important investment in any company – people.

This is just one of the many ways that we are focused on what's next in the world of work, and how we can change the role of employees in fundamental ways. With our array of services and innovative solutions to today's most pressing employment challenges, Manpower has a distinct advantage that we intend to leverage toward further sustainable growth in the years ahead.

We are confident that 2004 will be marked as a turning point year for Manpower. At the core, Manpower and its offerings today, and what we are creating for the future, will redefine the industry. This is a bold statement, but one that we at Manpower believe in, strive for, and have the discipline and execution to achieve. The best is yet to come.

I would like to thank the 27,000 talented, hard-working people of Manpower who deliver the best service in the industry, and make it all worthwhile through their exceptional dedication.

In addition, I would also like to thank our Board of Directors for all of their insight and support. We welcome Marc Bolland, executive board member of Heineken N.V., as our newest member of the board, joining in 2004.

And finally, I would like to thank our shareholders for their commitment to Manpower and their continued confidence that we are poised for even greater performance in the years to come.

What's next? We'll be ready.



JEFFREY A. JOERRES
CHAIRMAN, CEO & PRESIDENT
FEBRUARY 9, 2005

2005 and beyond will present employers with a number of workplace challenges that will impact their organizations. At the forefront of these challenges are skills shortages of various kinds, which are already being felt in countries around the globe. Whether it is truck drivers in the U.K., auditors in the U.S., or welders in Australia, finding people with the right skills will become increasingly difficult and crucial to staying competitive.

Equally as important is training for people at all levels. From C-level on down, a strategy for maintaining and improving competitive skill sets will be required for companies to continue to grow, develop and deliver future technologies and services.

At the periphery of these issues are the underemployed, including the disabled, the elderly and other disadvantaged people. These people need extra assistance to help them participate in the workforce. This is becoming ever more important as changing demographics will exacerbate the skills shortage issue in the future.

Manpower understands these issues and for more than five decades we have developed innovative workforce development programs – both large-scale national initiatives and smaller local efforts – to help thousands of people engage in sustainable employment. We understand that developing skills is a key component to helping people move into better paying jobs. We also understand that people with the right job skills also need an employer that is willing to give them a chance to work, regardless of where they have come from, what they look like, or whether they have special needs. Our systems, programs and policies are designed to make the connection to work a viable option for those who have struggled in the journey.

The following pages illustrate some of the ways over the past year Manpower has been able to help people improve their employability, engage in the workforce, and make a positive change in their lives.

BREAKING THE CULTURAL BARRIERS FOR IMMIGRANTS ALEXANDER DENHELDER



Alexander Denhelder arrived in Sweden as a Kurdish political refugee from Iraq. He completed his economics degree from Stockholm University, but had great difficulty finding a company that would hire him. For a year and a half, he searched in frustration for employment, completing hundreds of applications without a single interview. Then, one day he responded to an employment advertisement from Manpower and everything changed.

"Manpower gave me a chance to work when no one else would," said Alexander. "Since the day I started at Manpower, my managers have given me support and encouragement. They trust in me to make our customers happy and I trust in them to find me rewarding work and support my ambitions."

It was six years ago when we found work for Alexander at Siemens. Today, he is working as an archive assistant at Sweden's FMV (Försvarets Materielverk) defense materials department.

This story from Sweden illustrates how Manpower is uniquely positioned to help immigrants find work in their "new" countries, and how we can help fill labor shortages in local markets. In many countries, it can be difficult for immigrants to find jobs. This can be due to a variety of reasons: lack of certifications/education, lack of experience, language barriers, cultural misunderstandings, and racial discrimination. At the same time, employers in these very same countries are facing skills shortages.

Because Manpower has proprietary assessment and selection systems that focus strictly on the competence of the worker – not nationality, race, gender or age – we are often the only employment option for disadvantaged individuals when other avenues to employment have failed. This is important for both employers and employees, as stronger employment laws are being enacted in many countries to improve inclusion in the workplace. More importantly, our systems are uniquely designed to match people to positions that are the right fit for their interests and abilities, where they can have a better chance to succeed and establish a solid foundation in their adopted countries.

"What mattered to Manpower was my experience, my education and whether I could do a good job for the customer – not my name or where I came from."

OPENING DOORS TO NON-TRADITIONAL CAREERS PATRICIA MERRICK



Patricia Merrick is no stranger to work. In fact, she manages two careers – one as an actress, landing roles in TV dramas, theater and film; and one as a professional driver with Manpower Driving in the U.K.

"Working for Manpower is great; it gives me the flexibility to continue my acting career and supplement my income when I'm between acting jobs," said Patricia. "As an actress I can disappear from my driving career for a few months and then pick up again where I left off when the acting job's done. I can rely on Manpower to be there when I'm ready to go back to driving."

When Patricia started driving nearly 14 years ago, women drivers were a rare breed. "In the early '90s a woman truck driver was an oddity, but that attitude has changed," explained Patricia. "I'm a woman, but I'm also just another driver who gets the job done. I think Manpower has done a lot to bring about that change in attitude and defeat the idea that women aren't suited to driving."

"In the early '90s, a woman truck driver was an oddity, but that attitude has changed. I think Manpower has done a lot to help bring about that change."

The shortage of skilled workers resulting from demographic shifts is providing a tremendous opportunity to engage groups in the workforce who are currently underrepresented in many career paths. Across the U.K., drivers are in short supply and Manpower has been successful in recruiting them, due in part to our diversity strategy. By marketing the driving career to non-traditional groups in the U.K. – such as women, minorities and older persons – Manpower has been able to find quality drivers when the transportation industry as a whole is experiencing a severe shortage.

We are changing the image of driving as a career by eliminating old stereotypes and providing excellent pay, benefits, and the certification training that people need to succeed as drivers. While our driving recruits benefit from a stable career, our clients also benefit from having high-caliber, reliable drivers.

People are surprised when Patricia tells them she's been a driver for 14 years. "We drive for high-caliber clients that are very friendly and accommodating. I've been offered full-time jobs, but I'd rather keep driving for Manpower."

FACILITATING THE TRANSITION TO A MORE VIABLE CAREER
CARESSE SEGUIN



Caresse Seguin, a single mom with two children, was seeking a fresh start after moving back to Alberta from Ontario where she was employed as a healthcare worker for the elderly. The wage difference for this occupation in Alberta wouldn't allow her to provide for her family, so she was on social assistance and looking for a job that could grow with her. Then a representative of the Alberta provincial government recommended her for Manpower's TechReach program.

"Like so many unemployed people, I just needed a helping hand," said Caresse. "Manpower gave me the chance to show what I could do."

Manpower's TechReach program, a workforce development initiative in the United States and Canada, is designed to prepare unemployed and underemployed individuals for well-paying careers in information technology and other in-demand jobs. It includes intensive training, certification, job placement and mentoring in an effort to provide businesses with a new source of skilled employees.

Not only does it provide companies with a new source of employees, but it also makes a difference in people's lives. Caresse graduated from our TechReach program with a new-found confidence in her abilities and a "master" skills ranking in a variety of PC applications. She is currently making a good hourly wage as a sales support assistant for Weyerhaeuser, an international forest products company, in Calgary, Canada.

"Manpower's training program gave me the opportunity to empower myself with the skills I needed to work for a major corporation," noted Caresse. "I couldn't have done it without them."

"Like so many unemployed people, I just needed a helping hand. Manpower gave me the chance to show what I could do."

Today, TechReach is active in 45 locations throughout the United States and Canada and it is one of our larger programs that helps teach people new skills so they can improve their employment situations and make career transitions. More than 1,000 people have graduated from the program since its inception, including disabled, elderly and unemployed persons.

IMPROVING BASIC SKILLS TO ENABLE ADVANCEMENT MAMADOU BALA BA



It's very difficult, if not impossible, to advance in your career when you lack the skills. That's why Manpower develops training programs to help its temporary workers improve their skill sets so they can move into better paying jobs.

For example, Manpower France has created Alphabétisation et Techniques Culinaires (Literacy and Culinary Techniques), an innovative program that combines training in literacy with advanced culinary techniques for its temporary workers in the restaurant field. Our program is a six-month, 210-hour course taught at the l' École Grégoire-Ferrandi de Paris, a culinary training academy. Here, our employees learn French and mathematics in the context of the kitchen.

Mamadou Bala Ba, a Senegalese immigrant, came to France 18 years ago. However, his command of the French language was still very rudimentary when he signed on with our Paris branch as a dishwasher in the summer of 2003. But today, thanks to his motivation and our literacy program, he now has the skills and knowledge to work as a cook's assistant. This allows Manpower to send him out on higher-skilled, higher-status assignments that pay more.

"Now I can speak French better and I write it well," said Mamadou. "I learned to read a recipe and calculate the amounts of the different ingredients...now I also know cooking vocabulary and technical terms."

Mamadou is also more interested in his new career path.

"Before the training I worked as a dishwasher, washing plates, glasses, etc. Now, I help prepare the food and I like it a lot," explained Mamadou. "The Manpower class really helped me develop – I work more often, the work is more interesting, and I'm paid better."

"I tell my family and friends to come sign up with Manpower because here, temporary workers are really respected. We are treated well and helped to advance in our careers."

Understandably, Mamadou has become an advocate of Manpower. "Manpower really stands out compared to other agencies. I tell my family and friends to come sign up with Manpower because here, temporary workers are really respected. We are treated well and helped to advance in our careers. This course is proof of it!"

REMOVING BARRIERS FOR PEOPLE WITH DISABILITIES MARGARITA JIMINEZ

The world of work is challenging enough for most of us, but imagine that you are one of the estimated 386-million working-age people in the world who are disabled. Unfortunately, a large number of people with disabilities, who are willing and able to work, are unemployed. Sometimes, this is because employers are unwilling to give them the opportunity. Frequently, it is because the individuals have not had access to adequate education or training to provide them with work-ready skills. Sometimes, it is simply because buildings or transportation are inaccessible to them. All of these are real barriers that prevent millions of people from earning a living.

Manpower's initiatives around the world help to remove these barriers. Caminemos Juntos (Let's walk together), launched in 2001 in Mexico, is a prime example of how Manpower trains the disabled to ensure they have the skills required to enter the workforce and succeed on the job. Since its inception, the program has successfully worked with over 40 potential and current customers and 15 labor organizations to place 300 individuals with disabilities.

Margarita Jiminez, who is visually impaired, is one of those individuals. She was referred to our program through one of the Mexican Labor Ministry's workforce development initiatives for the unemployed. Because of her impairment, Margarita believed that she was best suited for telephone work.

"Before the Manpower training I didn't even know how a switchboard was operated. But now, we're best friends," joked Margarita. "Through Caminemos Juntos I learned to be more self-reliant and work with all different kinds of people."

Upon completing the program a year and a half ago, she was hired as switchboard operator for Manpower's headquarters in Mexico City and is doing quite well.



"Acceptance is one of the biggest challenges I faced in finding employment. It was very important for me to work for an employer who would be accepting of my unique situation, and my guide dog, Max."

"Acceptance is one of the biggest challenges I faced in finding employment. It was very important for me to work for an employer who would be accepting of my unique situation, and my guide dog, Max," explained Margarita. "I am very grateful that Manpower offered this program, and hopefully, my testimony and performance on the job will motivate other employers to hire people with disabilities."

All over the world, Manpower employees, partnering with community organizations, businesses and governments, engage in workforce development programs and activities that make a difference in people's lives.

Because of our relationships with both employers and workers, we are uniquely positioned to determine where current and future skills gaps are, identify people who need help, and develop solutions that bring these two groups together, mutually benefiting both. In this way, we function as a "bridge" to full-time employment for many who would otherwise be unemployed. Our industry leading skills assessment methods and hiring policies help us ensure that people are not discriminated against. Rather, we focus on people's abilities – not their disabilities.

For us, being a responsible company extends well beyond just writing a donation check to a charitable cause. It's about strengthening the diversity of our communities and creating opportunities for all people to participate in the workforce. Whether it's helping an unemployed single mother return to the workforce, or giving a job to an immigrant when no one else would, our reward comes knowing that we make a real difference – today and in the future.

Manpower researched many potential activities that we could engage in to provide relief for the survivors of this tragic disaster. We concluded that India is where we could make the greatest impact on the long-term recovery efforts, by helping those who have lost their jobs, or have lost the primary income provider in their families, to move toward economic stability. Therefore, Manpower will be funding the development of a vocational training center in the Tamil Nadu state in India, one of the most affected areas hit by the Asian tsunami. Through the new vocational training center in India, we hope to play a small role in rebuilding those lives most affected by this tragic disaster. Donations from our operations around the world, combined with the new vocational training center, bring the total Manpower commitment to tsunami victims to $1.7 million.

FINANCIAL HIGHLIGHTS



REVENUES FROM SERVICES(a)
in millions ($)
2004
14,930.0
2003
12,184.5
2002
10,610.9
2001
10,843.8
2000
10,842.8



SYSTEMWIDE
OFFICES(b)
2004
4338
2003
4041
2002
3932
2001
3920
2000
3685



OPERATING PROFIT(c)
in millions ($)
2004
395.8
2003
257.9
2002
234.8
2001
237.6
2000
311.0



NET EARNINGS PER SHARE –
DILUTED ($)(c)(d)
2004
2.59
2003
1.69
2002
1.42
2001
1.59
2000
2.22

(a) Revenues from Services include fees received from our franchise offices of $37.4 million, $28.1 million, $25.8 million, $26.5 million, and $34.5 million for 2000, 2001, 2002, 2003, and 2004, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,639.5 million, $1,323.4 million, $1,179.8 million, $1,214.4 million and $1,487.1 million for 2000, 2001, 2002, 2003, and 2004, respectively.

In the United States, where a majority of our franchises operate, Revenues from Services include fees received from the related franchise operations of $32.5 million, $24.1 million, $21.7 million, $21.9 million, and $25.0 million for 2000, 2001, 2002, 2003, and 2004, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,433.9 million, $1,135.5 million, $1,015.8 million, $1,026.2 million, and $1,181.5 million for 2000, 2001, 2002, 2003, and 2004, respectively.

(b) Systemwide Offices *represents our branch offices plus the offices operating under a franchise agreement with us.*

(c) On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life.

(d) In the fourth quarter of 2004, we adopted EITF Issue No. 04-8. Previously reported Earnings Per Share – Diluted amounts have been restated to reflect the impact of applying the "if-converted" method to our Debentures. (See note 3 to the consolidated financial statements for further information.)

FINANCIAL CONTENTS

BUSINESS OVERVIEW

Manpower Inc. is a world leader in the employment services industry. Our global network of over 4,300 offices in 67 countries and territories allows us to meet the needs of our customers in all industry segments, whether they are global, multi-national or local companies. By offering a complete range of services, we can help any company – no matter where they are in their business evolution – raise productivity through improved strategy, quality, efficiency and cost reduction.

REVENUES FROM SERVICES
in millions ($)


2,041.1 United States
5,226.7 France
5,084.3 EMEA
340.6 Jefferson Wells
431.1 Right
1,806.2 Other Operations

OPERATING UNIT PROFIT
in millions ($)


49.3 United States
178.8 France
115.1 EMEA
51.4 Jefferson Wells
24.5 Right
46.0 Other Operations

We do this through the Manpower family of companies (see Principal Operating Units) which includes:

- Manpower – temporary and permanent staffing, employee assessment, and training
- Jefferson Wells – professional financial services
- Right Management Consultants – career transition and organizational consulting services
- Elan – IT recruitment and managed services

For example, to ensure that customers have the right person – with the right skills – when business demand is high, we offer permanent, temporary and contract recruitment, and employee assessment and training services. We also provide highly specialized professional services, such as internal audit and controls, technology risk management, tax, finance and accounting services. If customers are searching for ways to work "smarter," we also offer a wide range of organizational consulting services such as strategic talent management and leadership development. On the other hand, if a customer's business demand is low, we offer career transition (outplacement) services. We also offer managed services if a customer wants to outsource a complete business function with us, such as call center, help desk, recruiting, or manufacturing operations. This balanced business mix allows us to offset the cyclical affects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all different points in their career paths. Each year, we employ more than two million people who work to help our more than 400,000 customers meet their business objectives. Laborers, seasoned professionals, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to Manpower for employment. Similarly, governments of the nations in which we operate look to us to help them reduce unemployment and train the unemployed with the skills they need to enter the workforce. In this way, Manpower is a bridge to permanent employment for those who desire it.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among customers and in the employment services industry itself.

We manage these trends by leveraging established strengths, including one of the employment services industry's best-recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong customer base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our customers need and high-value workforce management solutions.

Customer demand for employment services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our services. Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines, while demand for our career transition services accelerates.

During the last several years, secular trends toward greater workforce flexibility have had a favorable impact on demand for our services in several markets. As companies attempt to increase the variability of their cost base, contemporary work solutions help them to effectively address the fluctuating demand for their products or services. Due to our industry's dependence on economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue growth trends. Based upon these anticipated trends, we determine whether additional personnel and office investments are necessary to take full advantage of growth opportunities.

Our staffing business is organized and managed primarily on a geographic basis, and Jefferson Wells and Right are operated as separate global business units. Each country and business unit primarily has its own distinct operations, and is managed locally by its own management team. Each operation reports directly, or indirectly, through a regional manager to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France); Jefferson Wells; Right; and Other Operations.

The United States, France, EMEA, and Other Operations segments derive a significant majority of their revenues from the placement of temporary workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. Jefferson Wells' revenues are derived from internal audit and control services, technology risk management, tax, finance and accounting services. The Right segment revenues are derived from career transition (outplacement) services and organizational-performance consulting. Segment revenues represent sales to external customers. Due to the nature of our business, we do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue for us as a whole and by segment, except for Jefferson Wells, in which approximately 19% of Jefferson Wells' revenues for 2004 were generated from providing services to one customer.

CONSTANT CURRENCY

Changes in our revenues and operating profits include the impact of changes in foreign currency exchange rates and acquisitions and dispositions. We provide "constant currency" and "organic constant currency" calculations in this annual report to remove the impact of these items. We typically express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term "constant currency," it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. Earnings from our subsidiaries are not generally repatriated to the United States, and we typically do not incur significant gains or losses on foreign currency transactions with our subsidiaries. Therefore, changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow or economic condition.

When we use the term "organic constant currency," it means that we have further removed the impact of acquisitions in the current period and dispositions from the prior period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on page 90.

RESULTS OF OPERATIONS – YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Consolidated Results – 2004 compared to 2003

Revenues from Services increased 22.5% to $14.9 billion. Revenues were favorably impacted by changes in foreign currency exchange rates during the period due to the weakening of the U.S. Dollar relative to the currencies in most of our non-U.S. markets. In constant currency, revenues increased 14.1%. Revenues were also favorably impacted by acquisitions, primarily the acquisition of Right Management Consultants, Inc. ("RMC"). Revenues increased 19.2% excluding acquisitions or 10.9% on an organic constant currency basis. This growth rate is a result of improving economic conditions and increased demand for our services in all of our major markets, particularly EMEA and Jefferson Wells, where revenues increased 18.0% and 149.6% respectively, on a constant currency basis.

Gross Profit increased 30.5% to $2.8 billion in 2004. The Gross Profit Margin increased 120 basis points (1.2%) to 18.7% in 2004 from 17.5% in 2003. Gross Profit growth from acquisitions, primarily from RMC, was approximately $220 million, which favorably impacted the Gross Profit Margin by 100 basis points (1.0%). Excluding acquisitions, Gross Profit Margin was 17.7% in 2004, an increase of 20 basis points (0.2%) over the Gross Profit Margin of 17.5% in 2003. This improvement is a result of the change in the mix of services provided, toward those with higher Gross Profit Margins. Approximately one-half of this improvement is due to the relatively higher growth at Jefferson Wells, with the remaining improvement a result of an increase in our permanent placement business, particularly in the EMEA and the Other Operations segments. While we saw Gross Profit Margin improvement in our temporary staffing business in several markets, this improvement was offset by decreases in others due to increased social costs, including increased U.S. workers' compensation costs and state unemployment taxes.

Selling and Administrative Expenses increased 27.3% during 2004 or 19.1% in constant currency. This increase is primarily in response to the increase in business volume and the impact of acquisitions, including the intangible asset amortization of $12.3 million in 2004 resulting from the RMC acquisition. Excluding the impact of acquisitions, these expenses increased 16.6%, or 8.9% on an organic constant currency basis. As a percent of revenues, Selling and Administrative Expenses were 16.0% in 2004 compared to 15.4% in 2003. This ratio is impacted by the acquisition of RMC, because RMC has a different cost structure than our existing business. Excluding acquisitions, Selling and Administrative Expenses were 15.1% of revenues in 2004, an improvement of 30 basis points (.3%) from 2003. This improvement reflects continued productivity gains in conjunction with the revenue growth, as we were able to leverage our office network.

Operating Profit increased 53.5% over 2003, with an Operating Profit Margin of 2.7% in 2004 compared to 2.1% in 2003. On a constant currency basis, Operating Profit increased 43.0%. Excluding the impact of acquisitions, Operating Profit increased 46.0%, or 35.7% on an organic constant currency basis in 2004. Operating Profit Margin, excluding acquisitions, improved to 2.6% in 2004 compared to 2.1% in 2003. This improvement in Operating Profit Margin is due to the increase in Gross Profit Margin coupled with the productivity gains.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. In total, Interest and Other Expenses decreased $9.5 million in 2004 from 2003. Net Interest Expense was $36.0 million in 2004 compared to $33.4 million in 2003. This increase is primarily due to increased interest rates and the impact of higher exchange rates on our euro-denominated interest expense, offset by higher interest income. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the United States. Such gains were $1.6 million and $1.3 million in 2004 and 2003, respectively.

Miscellaneous Income (Expense), Net, was income of $8.1 million in 2004 compared to expense of $3.7 million in 2003. The income in 2004 includes non-operating gains of $14.2 million ($0.11 per diluted share), primarily related to the sale of our equity interest in a European internet job board during the first quarter of 2004. Net proceeds from this transaction were $29.8 million.

We provided for income taxes at a rate of 33.5% in 2004 and 38.0% in 2003. Included in the 2004 rate is the impact of the non-operating gains recorded in the first quarter and the reversal of an $8.0 million tax contingency reserve in the third quarter. Excluding these items, our rate for 2004 would have been 36.0%. This rate is higher than the U.S. Federal statutory rate of 35% due to higher foreign income tax rates and $9.5 million of taxes recorded on the unremitted earnings of foreign subsidiaries, offset by the tax benefits, including the reversal of $16.7 million of valuation allowances, of certain internal corporate restructurings and transactions.

Net Earnings Per Share – Diluted increased 53.3% to $2.59 in 2004 compared to $1.69 in 2003. In constant currency, Net Earnings Per Share – Diluted increased 45.0%. The higher foreign currency exchange rates positively impacted Net Earnings Per Share – Diluted by approximately $0.14 in 2004. On an undiluted basis, Net Earnings Per Share was $2.76 in 2004 compared to $1.77 in 2003.

During September 2004, the Emerging Issues Task Force ("EITF") issued Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share"("EITF 04-8"), which requires the effect of contingently convertible debt securities with a market price trigger to be included in the calculation of diluted earnings per share, using the "if-converted" method, regardless of whether the market price trigger has been met. EITF 04-8 also requires restatement of previously reported earnings. Our convertible debentures, issued August 2001, have such a feature, and therefore we have restated Net Earnings Per Share – Diluted for all periods since the issuance. (See note 3 to the consolidated financial statements for further information.)

Consolidated Results – 2003 compared to 2002

Revenues from Services increased 14.8% to $12.2 billion. Revenues were favorably impacted during the year by changes in foreign currency exchange rates due to the weakening of the U.S. Dollar relative to the currencies in most of our non-U.S. markets. In constant currency, revenues increased 2.2%. Revenue growth in 2003 attributable to acquisitions was approximately $21.3 million or 0.2% of revenue. On an organic constant currency basis, revenues increased by 2.0%. This growth rate is a result of increased activity in the Other Operations segment with stable revenue levels in the other markets.

Gross Profit increased 11.9% to $2.1 billion during 2003. The Gross Profit Margin declined 50 basis points (.5%) to 17.5% in 2003 from 18.0% in 2002. This decrease was attributable to higher payroll taxes and social costs, increased pricing pressures throughout the world, changes in the service mix of business (from higher margin service lines to lower margin service lines) and changes in the geographical mix of business (as revenue growth in countries with lower Gross Profit Margins, such as France, was higher than in some countries with higher Gross Profit Margins). Gross Profit growth from acquisitions was approximately $2.5 million and had an insignificant impact on Gross Profit Margin.

Selling and Administrative Expenses increased 12.1% during 2003. This increase is primarily due to the changes in exchange rates, as these expenses increased only 0.6% on a constant currency basis. As a percent of revenues, Selling and Administrative Expenses were 15.4% in 2003 compared to 15.8% in 2002. This improvement is a result of continued productivity gains and careful expense management in conjunction with growing revenues.

Operating Profit increased 9.9% during 2003, however on a constant currency basis, Operating Profit declined 6.6%. The Operating Profit Margin was 2.1% compared to 2.2% for 2002. The Operating Profit level primarily reflects the improved leveraging of the business offset by the Gross Profit Margin declines. Acquisitions made during 2003 decreased Operating Profit by approximately $0.2 million. Excluding the impact of acquisitions, Operating Profit increased 9.8% during 2003, however on an organic constant currency basis, Operating Profit decreased 6.6%. Acquisitions had no impact on Operating Profit Margin in 2003.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. In total, Interest and Other Expense decreased $11.0 million from 2002 to 2003. Net interest expense was $33.4 million in 2003 and 2002. Average borrowing levels were lower throughout 2003 compared to 2002, however the impact of this was offset by our Euro-denominated interest expense which was translated at higher rates in 2003. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the United States. Such gains were $1.3 million and $1.8 million in 2003 and 2002, respectively.

Miscellaneous Expenses, Net, were $3.7 million in 2003 compared to $15.2 million in 2002. In the fourth quarter of 2002, we recorded a charge of $5.1 million ($2.9 million net of tax, or $0.04 per share) related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Debt and Equity Securities."

We provided for income taxes at a rate of 38.0% in 2003. This rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of higher foreign income tax rates and valuation reserves recorded against foreign net operating losses. This rate is lower than the 2002 effective tax rate of 39.8% due to an increase in the foreign tax credits used to offset the U.S. taxes on foreign earnings, offset somewhat by a shift in the mix of taxable income toward countries with relatively higher tax rates.

Net Earnings Per Share – Diluted increased 19.0% to $1.69 in 2003 compared to $1.42 in 2002. Net Earnings Per Share – Diluted in 2003 was positively impacted by the higher foreign currency exchange rates during the year. In constant currency, 2003 Net Earnings Per Share – Diluted would have been $1.42, the same as 2002. On an undiluted basis, Net Earnings Per Share was $1.77 in 2003 compared to $1.48 in 2002.

Segment Results

U.S. – The United States operation is comprised of 591 Company-owned branch offices and 345 stand alone franchise offices. Revenues in the United States consist of sales of our Company-owned branch offices and fees from our franchise operations. Revenues for the year were $2.0 billion, an increase of 4.9%, and include franchise fees of $25.0 million. Franchise fees are primarily based on revenues generated by the franchise network, which were $1.2 billion in 2004.

U.S. REVENUES
in millions ($)


2004
2,041.1 (+4.9%)
2003
1,945.8 (+1.8%)
2002
1,911.4 (-4.6%)

U.S. OPERATING UNIT PROFIT
in millions ($)


2004
49.3 (+46.4%)
2003
33.7 (+15.2%)
2002
29.2 (-0.8%)

Revenues in the United States accelerated through the first half of the year, after beginning the year slightly below prior year levels. Revenue growth stabilized in the second half of the year with growth exceeding 6% in both the third and fourth quarters (excluding the impact of Transpersonnel, our trucking operation that was disposed of in July 2004). Fueling this improving growth was an increase in demand for our light industrial and industrial skilled staff, which represents approximately 48% of our U.S. revenues. Revenue growth from placement of these skills increased nearly 20% from the prior year, reflecting an improvement of the U.S. manufacturing sector. Revenue from office and specialty skills lagged the prior year, however, the rate of contraction improved as we progressed through the year.

The Gross Profit Margin declined compared to the prior year due to increases in employment-related costs such as state unemployment taxes and workers' compensation. While we were able to recover a substantial portion of these increases through higher bill rates, the competitive market environment did not allow us to fully recover all of these cost increases.

Selling and Administrative Expenses trended favorably downward 0.9% during the year, primarily due to a reduction in personnel costs and branch office related costs. This cost reduction, combined with our revenue growth, reflects strong gains in productivity and our ability to leverage excess capacity across our U.S. branch office network.

Operating Unit Profit for the year increased by 46.4% to $49.3 million. Our Operating Unit Profit Margin increased to 2.4% of revenues from 1.7%, as our productivity enhancements more than offset the decline in Gross Profit Margin.

France – Revenues in France increased 12.7% to $5.2 billion. In Euros, French Revenues increased 2.8% to €4.2 billion. The majority of this revenue increase reflects hourly rate increases as volumes increased only slightly during the year. Revenue growth in Euro was modest in the first half of the year, growing by 2.7%, followed by softening in the third quarter to 1.0% and then accelerating to 4.9% in the fourth quarter of the year.

FRANCE REVENUES
in millions ($)


2004
5,226.7 (+12.7%)
2003
4,638.8 (+20.5%)
2002
3,848.2 (+2.2%)

Gross Profit Margins declined compared to the prior year, even after excluding adjustments to our estimated liability related to social program remittances in each year. (In 2004, there was an unfavorable adjustment of $12.8 million, and in 2003, there was a $16.1 million favorable adjustment.) This decline reflects increasing price competition from large and small competitors, partially due to their expansion of office network capacity during a period of nominal growth in the total staffing market.

FRANCE OPERATING UNIT PROFIT
in millions ($)


2004
178.8 (-2.8%)
2003
184.0 (+28.2%)
2002
143.6 (+5.8%)

Selling and Administrative Expenses were well controlled during the year, decreasing slightly from 2003 despite continued investment in new offices. A total of 49 new offices were opened during the year, bringing the total office count to 1,127.

Operating Unit Profit was $178.8 million, a decrease of 2.8% from the prior year. Operating Unit Profit Margin was 3.4%, a decrease from 3.9% in 2003. Operating Unit Profit was unfavorably impacted by the adjustment for social program remittances in 2004, and favorably impacted by the adjustments in 2003, as discussed above.

During 2004, a new law in France ended the French Job Center's (ANPE's) control of the placement of the unemployed. As a result of this law change, temporary staffing companies are allowed to offer placement and recruitment services beginning January 1, 2005. We expect these services will have a long-term benefit on our French business, but will not have a significant impact on 2005 results due to investments required to grow this service line.

EMEA – The EMEA region includes our operations in Europe, the Middle East and Africa (excluding France), which covers a total of 18 countries delivering services through 1,400 offices. In addition to employment services delivered under the Manpower brand, this region also includes Elan, which is a leading IT recruitment, staffing and managed services firm operating across 16 countries in the region, and Brook Street, which provides general staffing and recruitment services primarily in the United Kingdom.

EMEA REVENUES
in millions ($)


2004
5,084.3 (+29.7%)
2003
3,920.2 (+14.1%)
2002
3,434.9 (+.2%)

Geographically, the largest operations in this segment are the U.K., which comprises 27% of EMEA revenues, Germany, Italy, the Netherlands, Norway, Spain and Sweden, which combined comprise 52% of EMEA revenues. Elan comprises 11% of EMEA revenues.

EMEA OPERATING UNIT PROFIT
in millions ($)


2004
115.1 (+122.4%)
2003
51.7 (-37.7%)
2002
83.0 (-21.6%)

Revenues in EMEA increased 29.7% to $5.1 billion, or 18.0% in constant currency. Constant currency revenue growth accelerated in the first half of the year and stabilized at 20% for the second half of the year. Fueling this strong revenue growth were investments in new offices, implementation of effective sales initiatives and positive secular trends in the usage of flexible staffing services. Revenue growth improved at all entities in the region, with significant local currency growth coming from Belgium (+27.3%), Elan (+24.6%), Italy (+18.9%) and Germany (+17.4%).

The Gross Profit Margin for the full year was slightly below the prior year, but was stable with the prior year in the second half of the year. The decline in Gross Profit Margin is due to competitive pricing pressure in certain markets and changing business mix, partially offset by the favorable impact of growth in permanent placement fees.

Selling and Administrative Expenses increased 22.3%, or 11.4% in constant currency. This growth in expenses reflects the necessary investments to support the rapid revenue growth. Additionally, we were able to achieve significant productivity gains, as we were able to leverage our existing office infrastructure.

Operating Unit Profit more than doubled to $115.1 million, an increase of 122.4%, or 104.1% in constant currency. The Operating Unit Profit Margin increased to 2.3% from 1.3%, reflecting the significant productivity gains.

Jefferson Wells – Jefferson Wells provides highly skilled project personnel along three primary business lines – internal audit and controls, technology risk management, tax and finance and accounting compliance. Our services are provided through 37 offices, which include major United States metropolitan markets, Toronto and London. The majority of employees assigned by Jefferson Wells are full-time company employees and therefore employee utilization is a significant factor in determining Gross Profit Margins.

JEFFERSON WELLS REVENUES
in millions ($)


2004
340.6 (+149.6%)
2003
136.4 (-3.7%)
2002
141.7 (+105.5%)

JEFFERSON WELLS
OPERATING UNIT PROFIT
in millions ($)


2004
51.4
2003
(9.9)
2002
(8.3)

Revenues increased dramatically during the year, to $340.6 million from $136.4 million in 2003. This significant growth was primarily fueled by increased customer demand for technology risk management and internal audit and control services. Included in these services are personnel who assist companies in complying with the Sarbanes-Oxley Act legislation.

Revenue trends grew sequentially throughout the year, and reached their peak levels in October. Revenues in the fourth quarter were $102.9 million, down 7.0% sequentially from the third quarter of 2004. This decline, which may continue into 2005, reflects a lower level of demand for our services as companies complete the initial stages of Sarbanes-Oxley compliance.

Gross Profit Margins have improved by more than 650 basis points (6.5%) over the prior year and are in excess of 40% for 2004. This improvement primarily reflects the improved utilization of employees assigned to customer engagements.

Selling and Administrative Expenses increased by 56.7% as we continued to invest in new office openings and additional personnel to support the rapid revenue growth. As a percentage of revenues, these expenses declined dramatically as we were able to grow into office capacity, in which we had invested in previous years.

Operating Unit Profit was $51.4 million or 15.1% of revenue, reflecting the high employee utilization levels and expense leveraging discussed earlier.

Right – On January 22, 2004, we completed our exchange offer to acquire RMC, the world's largest career transition and organization consulting services firm, operating through approximately 300 offices in 35 countries. The results of RMC's operations are included in our consolidated financial statements since that date. The acquisition of RMC expands the range of services that we offer to customers as a strategic partner through every stage of the employment cycle. We have merged our Empower operations into RMC, and the results of the combined entity are reported as the Right segment. Right's revenues for the year are $431.1 million, of which, approximately 65% relates to career transition services and 35% relates to organizational consulting in 2004. Historically, the career transition services have a slightly higher gross profit margin than the organizational consulting services.

RIGHT[a] REVENUES
in millions ($)


2004
431.1
2003
66.9 (+23.0%)
2002
54.4 (+36.5%)

RIGHT OPERATING UNIT PROFIT[a]
in millions ($)


2004
24.5
2003
(2.3)
2002
(4.5)

(a) Represents the operations of Right Management Consultants, Inc., since its acquisition in January 2004, and the Empower Group.

During the first nine months of the year, demand for career transition services declined as the economy improved. Fourth quarter revenues, however, improved 4.3% sequentially due in part to seasonal factors. Demand for organizational consulting services has improved modestly during the course of the year as companies became more willing to invest in these services with an improving economy.

Operating Unit Profit for the year was $24.5 million, which is net of $8.1 million of integration costs related to the merger of Empower into RMC.

The Operating Unit Profit Margin for the year was 5.7%. This below-normal Operating Unit Profit Margin not only reflects the integration costs discussed above, but also reflects a transition period in adjusting expense levels to support lower revenue levels.

Other Operations – The Other Operations segment includes our operations in the Asia Pacific region, Canada, Mexico and South America, delivering service through 491 offices. Our largest country operation within this segment is Japan, which accounts for approximately 45% of the segment's revenues.

Revenues in the region improved 22.3% to $1.8 billion, or 16.0% in constant currency. This strong local currency revenue growth was fueled by South America (+50.4%), Japan (+11.6%), Mexico (+15.0%), Australia (+10.3%) and Canada (+5.9%).

The Gross Profit Margin improved in the region primarily due to an increase in permanent placement fees. This improvement was partially offset by a decline in Gross Profit Margin in Japan, as increases in social costs were not fully recovered through higher bill rates due to competitive pressures.

OTHER OPERATIONS REVENUES
in millions ($)


2004
1,806.2 (+22.3%)
2003
1,476.4 (+21.0%)
2002
1,220.3 (+3.7%)

OTHER OPERATIONS OPERATING UNIT PROFIT
in millions ($)


2004
46.0 (+14.9%)
2003
40.1 (+106.4%)
2002
19.4 (+27.1%)

Selling and Administrative Expenses increased 28.0%, or 21.3% in constant currency, reflecting increased investments in 52 new offices in the segment and additional personnel to support the growth of the permanent placement business.

Operating Unit Profit increased 14.9% to $46.0 million, or 8.5% in constant currency. The Operating Unit Profit Margin declined from 2.7% to 2.5% as Selling and Administrative Expense increases exceeded the gains in Gross Profit Margin.

CASH SOURCES AND USES

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our internally generated funds and our existing credit facilities are sufficient to cover our near-term projected cash needs.

Our principal ongoing cash needs are to finance working capital, capital expenditures, share repurchases, debt payments, and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which we operate.

During 2004, cash provided by operating activities was $187.4 million, compared to $223.4 million for 2003 and $227.9 million for 2002. The strong results reflect the impact of our focus on working capital management over the past few years. The change in 2004 from 2003 is due primarily to the higher working capital requirements to fund the growth in our business, offset by the higher earnings level in 2004.

Accounts receivable increased to $3,227.8 million as of December 31, 2004 from $2,600.9 million as of December 31, 2003. This increase is primarily due to increased business volumes, the acquisition of RMC, and changes in foreign currency exchange rates. At constant exchange rates, the 2004 Accounts Receivable balance would have been approximately $190 million less than reported. Days Sales Outstanding ("DSO") has remained relatively stable during 2004, and has decreased one day since 2002. However, this calculation is impacted by the effect of exchange rates on our mix of accounts receivable by country. Excluding that impact, we have reduced DSO by approximately two days compared to 2002.

One of our wholly-owned U.S. subsidiaries has an agreement to transfer, on an ongoing basis, up to $200.0 million of an interest in its Accounts Receivable. The terms of this agreement are such that transfers do not qualify as a sale of accounts receivable. Accordingly, any advances under this agreement are reflected as debt on the consolidated balance sheets. Prior to an amendment to the agreement in November 2002, transfers of accounts receivable qualified as a sale and the related amount of accounts receivable was removed from our consolidated balance sheets. In July 2004, we amended the agreement to extend it to July 2005. All other terms remain substantially unchanged. No amounts were advanced under this facility as of December 31, 2004 and 2003.

Capital expenditures were $67.9 million, $55.5 million, and $58.5 million during 2004, 2003 and 2002, respectively. These expenditures are primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $2.7 million, $8.2 million, and $17.7 million in 2004, 2003,and 2002, respectively.

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for such transactions was $117.3 million, $6.7 million, and $33.5 million in 2004, 2003 and 2002, respectively. The 2004 amount includes the payment of acquisition-related costs and the $123.8 million repayment of RMC's long-term debt that we were required to make due to change of control provisions contained in the agreements. We financed the acquisition-related costs and this repayment with excess cash and borrowings under our U.S. Receivables Facility, which was repaid in 2004. Cash acquired of approximately $39.5 million offsets these payments. In 2003 and 2002, in addition to the cash consideration, we acquired ownership interests in certain U.S. franchises in exchange for approximately 13,000 and 592,000 shares of our common stock, respectively, which had an aggregate market value of $0.7 million and $21.9 million, respectively, at the dates of acquisition.

On January 22, 2004, we completed our exchange offer to acquire RMC for $630.6 million. The purchase price includes the issuance of 8,852,000 shares of our common stock valued at $48.40 per share ($428.4 million); the fair value of 1,962,000 options in our common stock that resulted from our assuming both of RMC's stock option plans ($59.5 million); the repayment of RMC's long-term debt ($123.8 million); the payment of acquisition-related costs, net of tax ($11.5 million); a severance payment and accelerated vesting of RMC's Supplemental Executive Retirement Plan, net of tax ($6.0 million); and other items ($1.4 million). (See note 2 to our consolidated financial statements for further information.)

In connection with the acquisition of RMC, we have established reserves for severances and other office closure costs to streamline RMC's worldwide operations that total $24.5 million. We have recorded a net deferred tax asset of $6.5 million related to these items. During 2004, approximately $7.8 million was paid from these reserves. Of the remaining balance, approximately $15.1 million will be paid during 2005, with the remaining $1.6 million to be paid thereafter.

Net borrowings were $5.7 million for 2004, compared to repayments of $84.5 million for 2003, and $115.0 million for 2002. During 2004, 2003, and 2002, we used excess cash to pay down borrowings under various facilities when appropriate. Proceeds from Long-Term Debt and Repayments of Long-Term Debt include activity related to our commercial paper program.

In October 2004, the Board of Directors authorized the repurchase of 5 million shares of our common stock, not to exceed a total purchase price of $250.0 million. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. This repurchase authorization replaces all previous authorizations. As of December 31, 2004, there were no shares repurchased under this authorization, however, as of February 11, 2005, 675,000 shares have been repurchased at a total cost of $30.0. There were no share repurchases in 2003 and a total of 900,000 shares at a cost of $30.7 million were repurchased in 2002 under a previous authorization.

During 2004, 2003, and 2002, the Board of Directors declared two cash dividends for a total of $0.30, $0.20, and $0.20 per share, respectively. Our total dividend payments were $27.1 million, $15.6 million, and $15.3 million in 2004, 2003, and 2002, respectively.

We have aggregate commitments of $1,614.2 million related to debt repayments, operating leases, acquisition-related severances and office closure costs, and certain other commitments as follows:

in millions	2005	2006	2007	2008	2009	Thereafter
Long-term debt	$ 215.6	$ 539.0	$ 0.6	$ 1.0	$ 135.5	$ —
Short-term borrowings	10.1	—	—	—	—	—
Operating leases	172.1	136.0	95.2	67.2	49.4	92.5
Acquisition-related severances and other office closure costs	15.1	0.4	0.4	0.4	0.4	—
Other	26.1	13.4	9.2	5.5	5.8	23.3
	$ 439.0	$ 688.8	$ 105.4	$ 74.1	$ 191.1	$ 115.8

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $115.3 million and $135.4 million as of December 31, 2004 and 2003, respectively ($37.6 million and $68.7 million for guarantees, respectively, and $77.7 million and $66.7 million for stand-by letters of credit, respectively). Guarantees primarily relate to indebtedness, bank accounts, and leases. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above.

CAPITAL RESOURCES

Total capitalization as of December 31, 2004 was $3,075.8 million, comprised of $901.8 million in debt and $2,174.0 million in equity. Debt as a percentage of total capitalization was 29% as of December 31, 2004 compared to 39% as of December 31, 2003. This decrease is primarily a result of the equity issued in connection with the acquisition of RMC.


TOTAL CAPITALIZATION
in millions ($)
2004
2,174.0 901.8
2003
1,310.3 841.7
2002
999.9 821.8
2001
814.3 834.8
2000
740.4 557.5
equity
debt

We have $435.4 million in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 ("Debentures"), with a carrying value of $265.3 million as of December 31, 2004. These Debentures were issued in August 2001 at a discount to yield an effective interest rate of 3% per year, and they rank equally with all of our existing and future senior unsecured indebtedness. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into 6.1 million shares of our common stock if the closing price of our common stock on the New York Stock Exchange exceeds specified levels, or in certain other circumstances.

Holders of the Debentures may require us to purchase these Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. We have the option to settle this obligation in cash, common stock, or a combination thereof. There were no Debentures "put" to us on the first anniversary date. On the third anniversary date, $0.1 million of principal amount at maturity of the Debentures was tendered for repurchase, resulting in a payment of approximately $0.1 million. Our intent is to settle any future "put" in cash. In the event of a significant change in the economic environment, we may choose to settle a future "put" with common stock, which would have a dilutive effect on existing shareholders. As of August 17, 2004, we may also now "call" the Debentures.

We have €150.0 million in unsecured notes due March 2005, at 6.25%, and €200.0 million in unsecured notes due July 2006, at 5.63%. We plan to repay the €150.0 million notes with cash or other available borrowing facilities when they come due. (See Significant Matters Affecting Results of Operations and notes 7 and 13 to the consolidated financial statements for further information.)

In October 2004, we entered into a new $625.0 million revolving credit agreement with a syndicate of commercial banks that expires in October 2009. The new agreement replaces our $450.0 million five-year revolving credit facility and $200.0 million 364-day revolving credit facility. Amounts borrowed under the $450.0 million five-year facility were transferred to this new facility.

The new revolving credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. Outstanding letters of credit totaled $77.7 million and $66.7 million as of December 31, 2004 and 2003, respectively. Additional borrowings of $411.8 million were available to us under this new revolving credit agreement as of December 31, 2004.

The interest rate and facility fee on the new agreement, as well as the fee paid for the issuance of letters of credit on the facility, vary based on our public debt ratings and borrowing level. The current interest rate is LIBOR plus .675% and the facility and issuance fees are .20% and .675%, respectively.

The new agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, we had a Debt-to-EBITDA ratio of 1.84 to 1 and a fixed charge ratio of 2.69 to 1 as of December 31, 2004. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 million U.S. commercial paper program as of December 31, 2004 and 2003.

In addition to the previously mentioned facilities, we maintain separate bank facilities with foreign financial institutions to meet working capital needs of our foreign operations. As of December 31, 2004, such facilities totaled $295.0 million, of which $284.9 million was unused.

Our current credit rating from Moody's Corporation is Baa3 with a stable outlook and our credit rating from Standard & Poor's is BBB- with a stable outlook. Both of these credit ratings are investment grade.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of our Board of Directors.

Allowance for Doubtful Accounts

We have an Allowance for Doubtful Accounts recorded as an estimate of the Accounts Receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and write-offs of accounts receivable balances.

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $27.3 million, $16.7 million, and $18.2 million for 2004, 2003, and 2002, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $21.9 million, $19.5 million, and $18.4 million, for 2004, 2003 and 2002, respectively.

Employment-Related Items

The employment of temporary workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers' compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels.

We sponsor several qualified and non-qualified pension plans covering permanent employees. The most significant plans are located in the United States, France, the United Kingdom, Japan and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense, in accordance with the accounting rules generally accepted in the United States. The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. (See note 9 to the consolidated financial statements for further information.)

In the United States, we are self-insured in most states for workers' compensation claims for our temporary workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2004 and 2003 was $100.0 and $103.0 million, respectively. The workers' compensation expense is recorded as a component of Cost of Services. A significant increase in claims or changes in laws may require us to record more expense related to workers' compensation. On the other hand, significantly improved claim experience may result in a lower annual expense level.

In France, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). A portion of these payroll tax reductions is remitted to our customers in certain circumstances. We are required to make an estimate for the amount that will be remitted, which is recorded as a reduction of Revenue from Services. We make this estimate based on our historical experience, including related trends. To the extent that our experience differs from our estimate, we will need to make adjustments to our reserve balance, which will impact the results of our French operation. In addition, future changes to laws governing these payroll tax reductions may require us to revise our estimates, which may significantly impact our consolidated financial statements. In the fourth quarter of 2003, we reduced our estimated liability related to these remittances by $16.1 million due to the recent historical trends in the amounts remitted.

On a routine basis, governmental agencies in some of the countries in which we operate will audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of Cost of Services. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported.

In France, we are currently under audit for payroll tax remittances made during 2001 and for remittances made during 2002 and 2003. We have received a preliminary notification related to 2001 and have responded to the notification with additional information. During 2004, we increased our estimated liability related to these remittances by $12.8 million.

In the Netherlands, we are currently under audit for compliance with regulations related to the collection and maintenance of payroll-related documents for our temporary employees. We have not received any notification of findings related to this audit, however we currently do not expect any assessment to have a significant impact on the consolidated financial statements.

Deferred Revenue

We recognize revenue under the provisions of Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 generally provides that revenue for time-based services be recognized over the average length of the services being provided. For the career transition line of business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on statistically valid data for the specific type of program. If statistically valid data is not available, then we recognize career transition revenue on a straight-line basis over the actual term of the agreements. For group programs and large projects within the career transition line of business, we defer and recognize revenue over the period in which the contracts are completed. The difference between the amount billed for career transition services and the amount recognized as revenue is recorded as Deferred Revenue, which is included in Accrued Liabilities on our consolidated balance sheets.

Significant factors impacting Deferred Revenue are the type of programs sold, the level of current billings for new programs and projects, and the average length of the programs. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2004, we had $43.8 million of Deferred Revenue recorded.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss and tax credit carry-forwards, and tax contingencies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have tax contingencies recorded related to items in various countries. To the extent these items are settled in our favor, a portion of our recorded contingency will be reversed. To the extent items are settled for an amount greater than the amount we have recorded, an additional tax provision will be recorded.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or that actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year. For 2005, we expect our effective tax rate will be approximately 36.5%.

Goodwill and Indefinite-Lived Intangible Asset Impairment

In connection with SFAS No. 142, "Goodwill and Other Intangible Assets," we are required to perform goodwill and indefinite-lived intangible asset impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill and indefinite-lived intangible assets result from our acquisition of RMC. Our remaining goodwill relates primarily to our acquisitions of Elan and Jefferson Wells.

As part of our impairment reviews, we estimate fair value primarily by using a discounted cash flow analysis and, for certain larger reporting units, we may also consider market comparables. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple.

We have completed our annual impairment review for 2004 and determined there to be no impairment of either goodwill, or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2005.

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower-than-forecasted earnings levels for various reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in an impairment charge, which could have a significant impact on the reportable segments that include the related reporting units and our consolidated financial statements.

SIGNIFICANT MATTERS AFFECTING RESULTS OF OPERATIONS

Market Risks

We are exposed to the impact of foreign currency exchange rate fluctuations and interest rate changes.

Exchange Rates – Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our Euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

Approximately 80% of our revenues and profits are generated outside of the United States, with approximately 50% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the weighted-average exchange rate for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

During 2004 and 2003, the U.S. Dollar weakened relative to many of the currencies of our major markets. In constant currency, 2004 Revenues from Services and Operating Profit were approximately 8.5% and 10.5% lower than reported, respectively. If the U.S. Dollar had weakened an additional 10% during 2004, Revenue would have further increased by approximately 8.3% and Operating Profits would have increased by approximately 8.1%.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders' Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders' Equity as a component of Accumulated Other Comprehensive Income. The U.S. Dollar weakened relative to many foreign currencies as of December 31, 2004 compared to December 31, 2003. Consequently, Shareholders' Equity increased by $86.3 million as a result of the change in Accumulated Other Comprehensive Income during the year. If the U.S. Dollar had weakened an additional 10% during 2004, resulting translation adjustments recorded in Shareholders' Equity would have increased by approximately $120.0 million.

Although currency fluctuations impact our reported results and Shareholders' Equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, working capital loans made between the United States and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between our EMEA countries and our EMEA headquarters for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer. Foreign exchange gains and losses recognized on any forward contracts are included in the consolidated statements of operations. As of December 31, 2004, there were no forward contracts outstanding.

As of December 31, 2004, we had $406.6 million of long-term borrowings denominated in Euros (€300.0 million), which have been designated as a hedge of our net investment in subsidiaries with the Euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income. Shareholders' Equity decreased by $28.8 million due to changes in Accumulated Other Comprehensive Income during the year due to the currency impact on these borrowings.

As a result of certain derivative financial instruments that we entered into during September 2002, all translation gains and losses on the short-term borrowings of €150.0 million ($203.7 million as of December 31, 2004) unsecured notes due March 2005 are recorded in the consolidated statements of operations. These gains and losses are offset by changes in the fair value of the related derivative instruments. (See below and note 13 to the consolidated financial statements for further information.)

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2004, we had the following fixed- and variable-rate borrowings:

	Fixed		Variable		Total	
Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Excluding interest rate swap agreements	$ 756.2	4.9%	$ 145.6	3.0%	$ 901.8	4.6%
Including impact of swap agreements	688.0	4.7%	213.8	4.6%	901.8	4.7%

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of €100.0 million ($135.5 million) fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010.

During September 2002, we entered into derivative financial instruments ("€150 million Swaps") to swap our €150.0 million ($203.7 million) unsecured notes, at 6.25%, due March 2005, to floating U.S. LIBOR, yielding an initial effective interest rate of 4.39% (currently yielding 4.64%). These instruments expire in March 2005.

If we had not entered into the €150.0 million Swaps and our interest rate swap agreements, interest expense would have been higher by $0.1 million in 2004 and $1.1 million in 2003.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2004. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro to the U.S. Dollar. The impact on 2004 earnings of the stated change in rates is as follows:

	Movements In Exchange Rates		Movements In Interest Rates	
Market Sensitive Instrument	10% Depreciation	10% Appreciation	10% Decrease	10% Increase
€200 million, 5.63% Notes due July 2006	$ 27.1[1]	$ (27.1)[1]	—	—
€150 million, 6.25% Notes due March 2005	20.4	(20.4)	(0.1)	0.1
€150 million Swaps	(20.4)	20.4	0.1	(0.1)
Revolving credit agreement:				
€100 million Euro Borrowings	13.6[1]	(13.6)[1]	0.4	(0.4)
€100 million Interest Rate Swaps	—	—	(0.4)	0.4
	$ 40.7	$ (40.7)	$ —	$ —

(1) Exchange rate movements are recorded through Accumulated Other Comprehensive Income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro functional currency.

The changes in fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the €150 million Swaps, is as follows:

Market Sensitive Instrument	10% Decrease	10% Increase
Fixed Rate Debt:		
Zero-coupon convertible debentures	$ 30.0[(1)]	$ (30.0)[(1)]
€200 million, 5.63% Notes due July 2006	28.2[(1)]	(28.2)[(1)]
€150 million, 6.25% Notes due March 2005	20.5	(20.5)
Derivative Instruments:		
€150 million Swaps	(20.3)	20.3
€100 million Interest Rate Swaps	(1.8)	1.8

(1) This change in fair value is not recorded in the financial statements, however disclosure of the fair value is included in note 7 to the consolidated financial statements.

Impact of Economic Conditions

One of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, we offer customers a continuum of services to meet their needs throughout the employment and business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial statements.

Legal Regulations

The temporary employment services industry is closely regulated in all of the major markets in which we operate except the United States and Canada. Many countries impose licensing or registration requirements, substantive restrictions on temporary employment services, either on the temporary staffing company or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with us or the customer); or otherwise adversely affect the industry. Our career transition and organizational consulting services are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of customers to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company) basis. Changes in these collective labor agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of temporary staffing firms, including us.

A search warrant was executed on November 30, 2004, at our French headquarters authorizing the French Regional Director on Inquiries of Competition to enter the office and review and obtain documents that may be pertinent to the investigation. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France's Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes. We understand that the purpose of the investigation is to search for evidence of price fixing and allocation of market share within the French market. The investigation is continuing and we currently are not able to predict the outcome.

In 2002, the European Commission released proposed legislation, the Agency Workers Directive ("AWD"), aimed at improving the quality of temporary staffing work through a principle of non-discrimination between temporary staff and permanent employees. The AWD has been returned to a consultation and revision phase by the Commission and is the subject of strong debate and suggested amendment by a number of member states. The AWD will be discussed in the future, but given the uncertainty surrounding the AWD, we cannot currently estimate the impact, if any, on the future results of our European operations or our consolidated financial statements.

Recently Issued Accounting Standards

During May 2004, the FASB (Financial Accounting Standards Board) issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which provides guidance on accounting for the effects of the new Medicare prescription drug legislation ("the Act"). The Act, which was signed into law on December 8, 2003, introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 was adopted by us in the third quarter of 2004 and did not have a material impact on our consolidated financial statements.

During September 2004, the Emerging Issues Task Force ("EITF") issued Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"), which requires the effect of contingently convertible debt securities with a market price trigger to be included in the calculation of diluted earnings per share, using the "if-converted" method, regardless of whether the market price trigger has been met. EITF 04-8 also requires that previously reported diluted earnings per share be restated. We adopted EITF 04-8 in the fourth quarter of 2004. (See note 3 to our consolidated financial statements for further information.)

During December 2004, the FASB issued SFAS No. 123R "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to expense recognition. We will adopt SFAS 123R using the modified-prospective method in the third quarter of 2005. We expect SFAS 123R will have approximately a $0.06 per share impact on Net Earnings Per Share – Diluted in the second half of 2005.

During December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"), which provides guidance on accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. Based on our analysis to date, we are not yet in a position to decide on whether, or to what extent, we might repatriate foreign earnings under the provisions of the Jobs Act. However, we expect to be in a position to finalize our assessment by June 2005.

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in our annual report on Form 10-K for the year ended December 31, 2004, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as "expect," "anticipate," "intend," "plan," "may," "will," "believe," "seek," "estimate," and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2004.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC.:

We have completed an integrated audit of Manpower Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Manpower Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As disclosed in Note 3 to the consolidated financial statements, effective in the fourth quarter of 2004, the Company retroactively changed for each of the three years in the period ended December 31, 2004 the manner in which it calculates diluted earnings per share upon the adoption of Emerging Issues Task Force Issue No. 04-8, *The Effect of Contingently Convertible Debt on Diluted Earnings per Share.*

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
MILWAUKEE, WISCONSIN
FEBRUARY 16, 2005

CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

Year Ended December 31	2004	2003	2002
Revenues from services	$ 14,930.0	$ 12,184.5	$ 10,610.9
Cost of services	12,141.9	10,047.7	8,700.5
Gross profit	2,788.1	2,136.8	1,910.4
Selling and administrative expenses	2,392.3	1,878.9	1,675.6
Operating profit	395.8	257.9	234.8
Interest and other expense	26.3	35.8	46.8
Earnings before income taxes	369.5	222.1	188.0
Provision for income taxes	123.8	84.4	74.8
Net earnings	$ 245.7	$ 137.7	$ 113.2
Net earnings per share	$ 2.76	$ 1.77	$ 1.48
Net earnings per share – diluted	$ 2.59	$ 1.69	$ 1.42

The accompanying notes to consolidated financial statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
in millions, except share and per share data

December 31	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 531.8	$ 426.2
Accounts receivable, less allowance for doubtful accounts of $91.4 and $79.1, respectively	3,227.8	2,600.9
Prepaid expenses and other assets	161.4	100.1
Future income tax benefits	96.5	101.4
Total current assets	4,017.5	3,228.6
Other Assets		
Goodwill and other intangible assets, less accumulated amortization of $65.0 and $53.6, respectively	1,297.0	544.3
Other assets	305.5	416.4
Total other assets	1,602.5	960.7
Property and Equipment		
Land, buildings, leasehold improvements and equipment	669.8	606.3
Less: accumulated depreciation and amortization	446.7	419.2
Net property and equipment	223.1	187.1
Total assets	$ 5,843.1	$ 4,376.4
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 687.1	$ 555.4
Employee compensation payable	156.0	105.6
Accrued liabilities	505.7	360.0
Accrued payroll taxes and insurance	569.6	476.6
Value added taxes payable	457.8	368.2
Short-term borrowings and current maturities of long-term debt	225.7	12.1
Total current liabilities	2,601.9	1,877.9
Other Liabilities		
Long-term debt	676.1	829.6
Other long-term liabilities	391.1	358.6
Total other liabilities	1,067.2	1,188.2
Shareholders' Equity		
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 100,236,635 and 88,604,575 shares, respectively	1.0	0.9
Capital in excess of par value	2,296.4	1,732.5
Retained earnings (accumulated deficit)	51.0	(167.6)
Accumulated other comprehensive income	109.4	28.3
Treasury stock at cost, 9,946,475 and 9,945,200 shares, respectively	(283.8)	(283.8)
Total shareholders' equity	2,174.0	1,310.3
Total liabilities and shareholders' equity	$ 5,843.1	$ 4,376.4

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions

Year Ended December 31	2004	2003	2002
Cash Flows from Operating Activities			
Net earnings	$ 245.7	$ 137.7	$ 113.2
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	86.5	64.4	65.4
Amortization of discount on convertible debentures	7.8	7.6	7.3
Deferred income taxes	(8.8)	(13.0)	10.7
Provision for doubtful accounts	27.3	16.7	18.2
Other non-operating gains	(14.2)	—	—
Change in operating assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable	(363.9)	(74.3)	(53.3)
Other assets	41.5	(25.8)	30.7
Other liabilities	165.5	110.1	35.7
Cash provided by operating activities	187.4	223.4	227.9
Cash Flows from Investing Activities			
Capital expenditures	(67.9)	(55.5)	(58.5)
Acquisitions of businesses, net of cash acquired	(117.3)	(6.7)	(33.5)
Proceeds from the sale of an equity interest	29.8	—	—
Proceeds from the sale of property and equipment	5.6	6.0	5.3
Cash used by investing activities	(149.8)	(56.2)	(86.7)
Cash Flows from Financing Activities			
Net change in short-term borrowings	4.7	(13.6)	4.9
Proceeds from long-term debt	94.9	33.4	653.2
Repayments of long-term debt	(93.9)	(104.3)	(773.1)
Proceeds from stock option and purchase plans	60.0	35.6	29.4
Repurchases of common stock	—	—	(30.7)
Dividends paid	(27.1)	(15.6)	(15.3)
Cash provided (used) by financing activities	38.6	(64.5)	(131.6)
Effect of exchange rate changes on cash	29.4	39.5	28.6
Net increase in cash and cash equivalents	105.6	142.2	38.2
Cash and cash equivalents, beginning of year	426.2	284.0	245.8
Cash and cash equivalents, end of year	$ 531.8	$ 426.2	$ 284.0
Supplemental Cash Flow Information			
Interest paid	$ 37.0	$ 31.2	$ 33.2
Income taxes paid	$ 87.8	$ 91.6	$ 96.3

The accompanying notes to financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
in millions, except per share data

	Common Stock	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2001	$ .9	$ 1,644.9	$ (387.6)	$ (190.8)	$ (253.1)	$ 814.3
Comprehensive Income:						
Net earnings			113.2			
Foreign currency translation				75.3		
Unrealized loss on derivatives, net of tax				(6.6)		
Unrealized loss on investments, net of tax				(5.8)		
Reclassification adjustment for losses included in net earnings, net of tax				5.1		
Minimum pension liability adjustment, net of tax				(.9)		
Total comprehensive income						180.3
Issuances for franchise acquisitions	—	21.9				21.9
Issuances under equity plans	—	29.4				29.4
Dividends ($.20 per share)			(15.3)			(15.3)
Repurchases of common stock					(30.7)	(30.7)
Balance, December 31, 2002	.9	1,696.2	(289.7)	(123.7)	(283.8)	999.9
Comprehensive Income:						
Net earnings			137.7			
Foreign currency translation				146.8		
Unrealized gain on derivatives, net of tax				3.4		
Unrealized gain on investments, net of tax				3.2		
Reclassification adjustment for losses included in net earnings, net of tax				1.6		
Minimum pension liability adjustment, net of tax				(3.0)		
Total comprehensive income						289.7
Issuances for acquisitions	—	.7				.7
Issuances under equity plans	—	35.6				35.6
Dividends ($.20 per share)			(15.6)			(15.6)
Balance, December 31, 2003	.9	1,732.5	(167.6)	28.3	(283.8)	1,310.3
Comprehensive Income:						
Net earnings			245.7			
Foreign currency translation				86.3		
Unrealized loss on derivatives, net of tax				(2.5)		
Unrealized gain on investments, net of tax				3.4		
Minimum pension liability adjustment, net of tax				(6.1)		
Total comprehensive income						326.8
Issuances for acquisitions	.1	487.8				487.9
Issuances under equity plans	—	76.1				76.1
Dividends ($.30 per share)			(27.1)			(27.1)
Balance, December 31, 2004	$ 1.0	$ 2,296.4	$ 51.0	$ 109.4	$ (283.8)	$ 2,174.0

The accompanying notes to consolidated financial statements are an integral part of these statements.

in millions, except share and per share data

01.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Manpower Inc. is a world leading provider of contemporary work services to the world's labor markets. Our worldwide network of over 4,300 offices in 67 countries and territories enables us to meet the needs of our customers in all industry segments. Our largest operations, based on revenues, are located in the United States, France and the United Kingdom. We specialize in permanent, temporary and contract recruitment; employee assessment; training; internal audit, accounting, technology and tax services; career transition and organizational consulting services. We provide services to a wide variety of customers, none of which individually comprises a significant portion of revenues for us as a whole.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

We have used estimates to establish liability balances for various items, including amounts related to social program remittances in France and payroll tax audit exposures. The liabilities are determined at each entity, based on our historical experience and related trends, and will be adjusted to the extent that our actual experience differs from our current estimates. In France, we are currently under audit for payroll tax remittances made during 2001 and for remittances made during 2002 and 2003. We have received a preliminary notification related to 2001 and have responded to the notification with additional information. We currently do not expect a significant adjustment to our December 31, 2004 estimate of additional remittances as a result of this notification. In the fourth quarter of 2003, we reduced our estimated liability related to the social program remittances in France by $16.1 due to recent historical trends in the amounts remitted to customers. During 2004, we increased our liability for payroll tax remittances by $12.8.

In the Netherlands, we are currently under audit for compliance with regulations related to the collection and maintenance of payroll-related documents for our temporary employees. We have not received any notification of findings related to this audit, however we currently do not expect an assessment to have a significant impact on the consolidated financial statements.

Reclassifications

Certain amounts in the 2003 and 2002 notes to consolidated financial statements have been reclassified to be consistent with the current year presentation.

Basis of Consolidation

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under FASB (Financial Accounting Standards Board) Interpretation No. 46R, "Consolidation of Variable Interest Entities." These investments were $82.7 and $95.7 as of December 31, 2004 and 2003, respectively, and are included as Other Assets in the consolidated balance sheets. Included in Shareholders' Equity as of December 31, 2004 are $45.7 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

in millions, except share and per share data

Revenues and Receivables

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized on the accrual basis. The majority of our revenues are generated by our staffing business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as the temporary employees are placed, we record revenue based on the hours worked. Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $34.5, $26.5, and $25.8 for the years ended December 31, 2004, 2003 and 2002, respectively.

In our career transition business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on statistically valid data for the specific type of program. For group programs and large projects within the career transition business, we defer and recognize revenue over the period within which the contracts are completed. The difference between the amount billed for career transition services and the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities on our consolidated balance sheet. We had $43.8 recorded as Deferred Revenue as of December 31, 2004.

In our organizational consulting business, revenue is recognized upon the performance of the obligations under the consulting service contract.

Allowance for Doubtful Accounts

We have an Allowance for Doubtful Accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and the write-off of accounts receivable balances.

Bad debt expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense in our consolidated statements of operations and was $27.3, $16.7, and $18.2 in 2004, 2003, and 2002, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $21.9, $19.5, and $18.4, for 2004, 2003, and 2002, respectively.

Advertising Costs

We generally expense production costs of advertising as they are incurred. Advertising expenses were $43.2, $28.1, and $30.8 in 2004, 2003 and 2002, respectively.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss and tax credit carryforwards, and tax contingencies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

in millions, except share and per share data

Accounts Receivable Securitization

We account for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). Accordingly, transfers of receivables are evaluated for sale accounting treatment and if such a transfer qualifies as a sale under SFAS 140, the related receivable balance is removed from our consolidated balance sheets and the loss related to the transfer is recorded as other expense. If the transfer of receivables does not qualify for sale accounting, the related receivable balance remains on our consolidated balance sheets, the corresponding advance is recorded as debt and the related cost of the transaction is recorded as interest expense. (See note 5 for further information.)

Goodwill and Intangible Assets

We have goodwill, amortizable intangible assets and indefinite-lived intangible assets, as follows:

			2004			2003
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill	$ 999.0	$ 49.1	$ 949.9	$ 592.9	$ 52.4	$ 540.5
Intangible assets:						
Amortizable intangible assets	171.3	15.9	155.4	4.6	1.2	3.4
Indefinite-lived intangible assets	191.7	—	191.7	0.4	—	0.4
Total intangible assets	363.0	15.9	347.1	5.0	1.2	3.8
Goodwill and intangible assets	$ 1,362.0	$ 65.0	$ 1,297.0	$ 597.9	$ 53.6	$ 544.3

The increase in Goodwill and Intangible Assets from 2003 to 2004 is primarily a result of the acquisition of Right Management Consultants, Inc. ("RMC"). (See note 2 for further information.)

Amortization expense related to intangibles was $12.3 in 2004 and immaterial in 2003 and 2002. Amortization expense expected in each of the next five years is as follows: 2005 – $14.1, 2006 – $14.1, 2007 – $14.1, 2008 – $14.1, and 2009 – $10.0.

In connection with SFAS No. 142, "Goodwill and Other Intangible Assets," we are required to perform goodwill and indefinite-lived intangible asset impairment reviews, at least annually, using a fair-value-based approach. The majority of our Goodwill and indefinite-lived intangible assets result from our acquisition of RMC. Our remaining Goodwill relates primarily to our acquisitions of Elan and Jefferson Wells.

As part of our impairment reviews, we estimate fair value primarily by using a discounted cash flow analysis and, for certain larger reporting units, we may also consider market comparables. Significant assumptions used in our discounted cash flow analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple.

We completed our annual impairment review for 2004 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2005.

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower-than-forecasted earnings levels for various reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in an impairment charge, which could have a significant impact on the reportable segments that include the related reporting units and our consolidated financial statements.

in millions, except share and per share data

Marketable Securities

We account for our security investments under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive Income, which is a separate component of Shareholders' Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. As of December 31, 2004 and 2003, our available-for-sale investments had a market value of $8.8 and $6.4, respectively, and an adjusted cost basis of $6.3 in 2004 and 2003. As of December 31, 2004, none of these available-for-sale investments had unrealized losses.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $115.2 as of December 31, 2004. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive Income, with the offsetting amount increasing or decreasing our investment in the franchise. In this portfolio, there were no unrealized losses by investment type as of December 31, 2004.

Capitalized Software

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The net capitalized software balance of $47.2 and $46.7 as of December 31, 2004 and 2003, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $9.3, $5.5, and $4.7 for 2004, 2003, and 2002, respectively.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2004	2003
Land	$ 2.5	$ 2.3
Buildings	32.4	29.7
Furniture, fixtures and autos	221.2	200.0
Computer equipment	169.8	163.3
Leasehold improvements	243.9	211.0
	$ 669.8	$ 606.3

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – lesser of life of asset or lease term; furniture and equipment – 3 to 15 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our consolidated statements of operations.

in millions, except share and per share data

Derivative Financial Instruments

We account for our derivative instruments in accordance with SFAS Nos. 133, 137, and 149 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133, as amended"). Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of hedges are recognized in earnings.

Foreign Currency Translation

The financial statements of our non-U.S. subsidiaries have been translated in accordance with SFAS No. 52, "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income, which is included in Shareholders' Equity. In accordance with SFAS 109, no deferred taxes have been recorded related to the cumulative translation adjustments.

Certain foreign currency denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income.

Shareholders' Equity

In October 2004, the Board of Directors authorized the repurchase of 5 million shares of our common stock, not to exceed a total purchase price of $250.0. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. This repurchase authorization replaces all previous authorizations. As of December 31, 2004, there were no shares repurchased under this authorization. There were no share repurchases in 2003 and a total of 900,000 shares at a cost of $30.7 were repurchased in 2002 under a previous authorization.

Statement of Cash Flows

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Stock Compensation Plans

We account for all of our fixed stock option plans and our 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). No compensation expense for employee stock options is reflected in Net Earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table (page 68) illustrates the effect on Net Earnings and Net Earnings Per Share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") to stock-based employee compensation.

in millions, except share and per share data

Year Ended December 31	2004	2003	2002
Net Earnings			
Net earnings, as reported	$ 245.7	$ 137.7	$ 113.2
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	9.5	6.4	4.5
Net earnings, pro forma	$ 236.2	$ 131.3	$ 108.7
Net Earnings Per Share			
Basic – as reported	$ 2.76	$ 1.77	$ 1.48
Basic – pro forma	$ 2.67	$ 1.70	$ 1.43
Diluted – as reported[1]	$ 2.59	$ 1.69	$ 1.42
Diluted – pro forma[1]	$ 2.50	$ 1.62	$ 1.37

(1) 2003 and 2002 amounts have been restated to include the convertible debentures using the "if-converted" method. See Recently Issued Accounting Standards below.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004, 2003 and 2002, respectively: risk-free interest rates of 3.2%, 3.3%, and 4.6%; expected volatility of 39.8%, 40.1%, and 40.9%; dividend yield of .5% in all years; and expected lives of 6.0 years, 7.4 years, and 6.4 years. The weighted-average fair value of options granted was $17.76, $10.32, and $10.86 per share in 2004, 2003 and 2002, respectively.

Recently Issued Accounting Standards

During May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which provides guidance on accounting for the effects of the new Medicare prescription drug legislation ("the Act"). The Act, which was signed into law on December 8, 2003, introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FSP 106-2 was adopted by us in the third quarter of 2004 and did not have a material impact on our consolidated financial statements.

During September 2004, the Emerging Issues Task Force ("EITF") issued Issue No. 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings Per Share" ("EITF 04-8"), which requires the effect of contingently convertible debt securities with a market price trigger to be included in the calculation of diluted earnings per share, using the "if-converted" method, regardless of whether the market price trigger has been met. EITF 04-8 also requires that previously reported diluted earnings per share be restated. We adopted EITF 04-8 in the fourth quarter of 2004. (See note 3 for the impact of the adoption of EITF 04-8.)

During December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment" ("SFAS 123R"), which revises SFAS 123 and supercedes APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to expense recognition. We will adopt SFAS 123R using the modified-prospective method in the third quarter of 2005.

During December 2004, the FASB issued FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP 109-2"), which provides guidance on the accounting for the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act, which was signed into law on October 22, 2004, introduces relief on the potential income tax impact of repatriating foreign earnings and certain other provisions. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to

in millions, except share and per share data

evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. Based on our analysis to date, we are not yet in a position to decide on whether, or to what extent, we might repatriate foreign earnings under the provision of the Jobs Act. However, we expect to be in a position to finalize our assessment by June 2005.

02.

ACQUISITIONS OF BUSINESSES

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for acquisitions was $117.3, $6.7, and $33.5 in 2004, 2003 and 2002, respectively. The 2004 amount includes acquisition-related costs and the $123.8 repayment of RMC's long-term debt that we were required to make due to change of control provisions contained in the agreements. We financed the acquisition-related costs and this repayment with excess cash and borrowings under our Receivables Facility, which was repaid in 2004. Cash acquired of approximately $39.5 offsets these payments.

Right Acquisition

On January 22, 2004, we completed our exchange offer to acquire RMC, the world's largest career transition and organizational consulting services firm, operating through over 300 offices in 35 countries. The results of RMC's operations are included in our consolidated financial statements since that date. The acquisition of RMC expands the range of services that we offer to customers as a strategic partner throughout every stage of the employment cycle. We have merged our Empower operations into RMC, and the results of the combined entity are reported as the Right segment.

Substantially all of RMC's outstanding shares were tendered and exchanged at a rate of 0.3874 of a share of our common stock and cash was paid for fractional shares. The remaining outstanding shares were converted into the right to acquire our common stock at the same exchange rate.

The purchase price comprised of the following items:

Fair value of our common stock issued	$ 428.4
Fair value of RMC stock options assumed	59.5
Long-term debt repaid upon change of control	123.8
Severance and additional SERP liabilities, net of deferred tax assets	6.0
Acquisition-related costs, net of deferred tax assets	11.5
Other	1.4
Total purchase price	$ 630.6

We issued 8,852,000 shares of our common stock in the exchange. The value of these shares was calculated based on an average share price over a two-day period prior to the completion of the transaction.

We assumed both of RMC's stock option plans, converting outstanding options to purchase shares of RMC common stock into options to purchase 1,962,000 shares of our common stock. The fair value of these options was based on an independent valuation using the Black-Scholes option-pricing model.

We were required to repay certain of RMC's long-term debt due to change of control provisions contained in these agreements. We financed this repayment with excess cash and borrowings under our Receivables Facility which were subsequently repaid.

The purchase price also includes amounts paid or accrued for a severance agreement and the liability resulting from the accelerated vesting of RMC's Supplemental Executive Retirement Plan ("SERP"). The liability resulting from the accelerated vesting of the SERP was based on an independent valuation. Deferred tax assets of $3.8 were recorded related to these items.

in millions, except share and per share data

The acquisition-related costs consist primarily of investment banking, legal and accounting fees, printing costs and other external costs directly related to the acquisition.

In connection with this acquisition, we have also established reserves for severances and other office closure costs related to streamlining RMC's worldwide operations that total $24.5. We have recorded a net deferred tax asset of $6.5 related to these items. During 2004, approximately $7.8 was paid from these reserves. Of the remaining balance, approximately $15.1 will be paid during 2005, with the remaining $1.6 to be paid thereafter.

Based on an independent valuation, we have identified $162.5 of amortizable intangible assets related to RMC's customer list, technology and franchise agreements. These items were assigned a weighted-average useful life of approximately 15 years. We have also identified $191.3 as an indefinite-lived intangible asset related to RMC's tradename. A deferred tax liability of $136.3 was established for the difference between book and tax basis related to RMC's intangible assets. Based on the independent valuation and the fair value of tangible assets acquired, $389.6 was recorded as Goodwill. Approximately $8.0 of Goodwill, related to the acquisition fees, will be deductible for tax purposes. Therefore we've recorded a deferred tax asset of $2.9.

The following represents the assets acquired and liabilities assumed to arrive at net cash paid and equity issued for the acquisition of RMC as of January 22, 2004.

Current Assets	
Cash	$ 10.8
Accounts receivable, net	86.0
Other current assets	20.4
Goodwill	389.6
Intangible assets	353.8
Other assets	18.6
Property and equipment	41.8
Total assets acquired	921.0
Current Liabilities	
Accounts payable	(17.2)
Accrued liabilities	(122.4)
Long-term debt	(4.4)
Long-term deferred tax liability	(123.7)
Other long-term liabilities	(22.7)
Total liabilities assumed	(290.4)
Cash paid and value of equity issued	$ 630.6

The pro forma consolidated results below combine the historical results of our operations and RMC's operations for the years ended December 31, 2004 and 2003 and have been prepared to reflect the acquisition as if it had been consummated as of the beginning of each period.

Year ended December 31	2004	2003
Revenue from services	$ 14,954.0	$ 12,636.1
Net earnings	246.4	173.5
Net earnings per share	$ 2.75	$ 1.98
Net earnings per share – diluted	2.58	1.88

Other acquisitions

The total cash consideration net of cash acquired, for acquisitions other than RMC was $(14.7), $6.7, and $33.5 in 2004, 2003 and 2002, respectively. The 2004 amount includes cash acquired of $28.7. In addition to the cash consideration, in 2003 and 2002 we acquired ownership interests in certain U.S. franchises in exchange for approximately 13,000 and 592,000 shares, respectively, of our common stock, which had an aggregate market value of $0.7 and $21.9, respectively, at the dates of acquisition.

In connection with a European acquisition completed during the first quarter of 2004, we established a reserve of $16.7 for severance and other exit costs related to the acquired company. These expenses are being funded by the inflow of cash that resulted from the acquisition. Since the date of the acquisition, there has been $15.9 paid from this reserve.

03.

EARNINGS PER SHARE

During September 2004, the EITF issued EITF 04-8, which requires the effect of contingently convertible debt securities with a market price trigger to be included in the calculation of diluted earnings per share, using the "if-converted" method, regardless of whether the market price trigger has been met. EITF 04-8 also requires restatement of previously reported earnings. Our unsecured zero-coupon convertible debentures, issued August 17, 2001 have such a feature, and therefore we have restated Net Earnings Per Share-Diluted for all periods presented.

Net Earnings Per Share – Diluted restated for EITF 04-8 is as follows:

Year Ended December 31	2004	2003	2002
Net Earnings per Share – Diluted			
As reported	$ 2.59	$ 1.74	$ 1.46
Restated	2.59	1.69	1.42

The calculation of Net Earnings Per Share is as follows:

Year Ended December 31	2004	2003	2002
Net earnings available to common shareholders	$ 245.7	$ 137.7	$ 113.2
Weighted-average common shares outstanding (in millions)	88.9	77.7	76.4
	$ 2.76	$ 1.77	$ 1.48

The calculation of Net Earnings Per Share – Diluted is as follows:

Year Ended December 31	2004	2003	2002
Net earnings	$ 245.7	$ 137.7	$ 113.2
Add: Amortization related to convertible debt, net of taxes	4.8	6.4	5.9
Net earnings available to common shareholders	$ 250.5	$ 144.1	$ 119.1
Weighted-average common shares outstanding (in millions)	88.9	77.7	76.4
Effect of dilutive securities – stock options (in millions)	1.8	1.6	1.3
Effect of convertible debentures (in millions)	6.1	6.1	6.1
	96.8	85.4	83.8
	$ 2.59	$ 1.69	$ 1.42

The calculation of Net Earnings Per Share – Diluted for the years ended December 31, 2004, 2003 and 2002 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

	2004	2003	2002
Shares (in thousands)	7	217	207
Exercise price ranges	$48 - $49	$37 - $44	$36 - $41
Weighted-average remaining life	9.1 years	7.3 years	5.6 years

04.

INCOME TAXES

The provision for income taxes consists of:

Year Ended December 31	2004	2003	2002
Current			
United States:			
Federal	$ 29.9	$ 1.0	$ 3.4
State	3.7	0.7	(0.3)
Foreign	99.0	95.7	61.0
Total current	132.6	97.4	64.1
Deferred			
United States:			
Federal	12.0	(4.5)	8.0
State	0.9	0.3	0.7
Foreign	(21.7)	(8.8)	2.0
Total deferred	(8.8)	(13.0)	10.7
Total provision	$ 123.8	$ 84.4	$ 74.8

A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2004	2003	2002
Income tax based on statutory rate	$ 129.3	$ 77.7	$ 65.8
Increase (decrease) resulting from:			
Foreign tax rate differences	9.2	7.7	4.5
Tax effect of foreign earnings	(12.2)	(6.8)	0.7
Change in valuation reserve	(1.1)	6.3	5.6
Reversal of tax contingency reserve	(8.0)	—	—
Other, net	6.6	(0.5)	(1.8)
Total provision	$ 123.8	$ 84.4	$ 74.8

in millions, except share and per share data

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred tax assets, are as follows:

Year Ended December 31	2004	2003
Current Future Income Tax Benefits		
Accrued payroll taxes and insurance	$ 15.9	$ 16.9
Employee compensation payable	23.6	20.6
Pension and postretirement benefits	4.7	13.6
Other	52.6	55.5
Valuation allowance	(0.3)	(5.2)
	96.5	101.4
Noncurrent Future Income Tax Benefits		
Accrued payroll taxes and insurance	36.1	27.4
Pension and postretirement benefits	34.3	30.6
Intangible assets [(a)]	(131.5)	—
Net operating losses and other	174.2	90.5
Valuation allowance	(53.0)	(28.9)
	60.1	119.6
Total future tax benefits	$ 156.6	$ 221.0

(a) See note 2 for further information.

The noncurrent future income tax benefits have been classified as Other Assets in the consolidated balance sheets.

We have U.S. Federal and foreign net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $291.6 and $176.0, respectively as of December 31, 2004. The net operating loss carryforwards expire as follows:

Year	U.S. Federal and Foreign	U.S. State
2005	$ 0.4	$ 53.3
2006	1.4	15.2
2007	0.9	10.1
2008	2.5	10.7
2009	4.3	9.2
Thereafter	79.8	77.5
No expiration	202.3	—
Total net operating loss carryforwards	$ 291.6	$ 176.0

We have recorded a deferred tax asset of $108.3 as of December 31, 2004, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $53.3 has been recorded as of December 31, 2004, as management believes that realization of certain loss carryforwards and other deferred tax assets is unlikely. During 2004, we reversed a $16.7 valuation allowance on certain loss carryforwards that are expected to be utilized as a result of certain internal corporate restructurings and transactions.

in millions, except share and per share data

Pretax income of foreign operations was $170.9, $169.5, and $162.9 in 2004, 2003 and 2002, respectively. We have not provided United States income taxes and foreign withholding taxes on $339.5 of unremitted earnings of foreign subsidiaries that is considered to be reinvested indefinitely. Deferred taxes are provided on unremitted earnings of foreign subsidiaries when we determine that we may remit the earnings. As of December 31, 2004, we have recorded a deferred tax liability of $9.5 related to foreign earnings that may be remitted.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004, (the "Jobs Act"). The Jobs Act creates a temporary incentive for United States corporations to repatriate accumulated earnings from foreign subsidiaries by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions of the Jobs Act. Based on our analysis to date, we are not yet in a position to decide on whether, or to what extent, we might repatriate foreign earnings under the provisions of the Jobs Act. However, we expect to be in a position to finalize our assessment by June 2005.

We have tax contingencies recorded related to items in various countries, which are included in Other Long-Term Liabilities. These reserve balances will be adjusted to the extent that these items are settled for amounts different than the amounts we have recorded. In 2004, we received notification that income tax audits for certain years have been completed. Based on the results of these audits, we reversed a tax contingency of $8.0 to income in the third quarter of 2004 ($0.08 per diluted share).

05.

ACCOUNTS RECEIVABLE SECURITIZATION

We and certain of our U.S. subsidiaries have an agreement (the "Receivables Facility") with a financial institution whereby we may transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation, a wholly owned, special purpose, bankruptcy-remote subsidiary ("ICC") that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, may transfer all of our accounts receivable to ICC. ICC, in turn, subject to certain conditions, may from time to time transfer an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the transfer of such undivided interest. The agreement was amended in July 2004 to extend the expiration to July 2005 and it may be extended further with the financial institution's consent.

Under the Receivables Facility, ICC has the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made do not qualify for sale accounting, and accordingly, the receivables transferred to the third party remain on our consolidated balance sheet with the corresponding advance being recorded as debt. No amounts were advanced under this facility as of December 31, 2004 and 2003.

Costs associated with the transfer of receivables primarily relate to the discount and fees associated with the amounts advanced. Such costs were $0.4 in each of 2004, 2003, and 2002 respectively, and were recorded as other expenses in the consolidated statements of operations.

in millions, except share and per share data

06.

GOODWILL

Changes in the carrying value of goodwill by reportable segment are as follows:

	United States	EMEA	Jefferson Wells	Right	Other Operations	Total
Balance, December 31, 2002	$ 79.8	$ 177.2	$ 149.9	$ 67.2	$ 44.6	$ 518.7
Goodwill acquired throughout the year	1.3	1.8	—	2.6	—	5.7
Currency impact and other	—	17.2	—	(7.9)	6.8	16.1
Balance, December 31, 2003	81.1	196.2	149.9	61.9	51.4	540.5
Goodwill acquired throughout the year	—	3.2	—	389.6	1.0	393.8
Currency impact and other	—	15.8	(1.0)	(0.6)	1.4	15.6
Balance, December 31, 2004	$ 81.1	$ 215.2	$ 148.9	$ 450.9	$ 53.8	$ 949.9

There were no significant reductions to goodwill as a result of dispositions during 2004 or 2003.

07.

DEBT

Information concerning Short-Term Borrowings is as follows:

December 31	2004	2003
Short-term borrowings	$ 10.1	$ 5.3
Weighted-average interest rates	7.0%	6.0%

We maintain separate bank facilities with foreign financial institutions to meet working capital needs of our foreign operations. As of December 31, 2004, such facilities totaled $295.0, of which $284.9 was unused. We have no significant compensating balance requirements or commitment fees related to these lines.

A summary of Long-Term Debt is as follows:

December 31	2004	2003
Zero-coupon convertible debentures	$ 265.3	$ 257.6
Euro-denominated notes due July 2006	271.1	251.9
Euro-denominated notes due March 2005	203.7	191.1
Revolving credit agreement:		
Euro-denominated borrowings, at a rate of 3.0%, and 3.3%, respectively	135.5	126.0
Other	16.1	9.8
	891.7	836.4
Less – current maturities	215.6	6.8
Long-term debt	$ 676.1	$ 829.6

in millions, except share and per share data

Convertible Debentures

We have $435.4 in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 (the "Debentures"). The Debentures were issued in August 2001 at a discount to yield an effective interest rate of 3% per year, and they rank equally with all of our existing and future senior unsecured indebtedness. The unamortized discount was $170.0, and $177.8 as of December 31, 2004 and 2003, respectively. During 2004, 2003, and 2002, $7.8, $7.6, and $7.3, respectively, of the discount was amortized to Interest Expense in the consolidated statements of operations. There are no scheduled cash interest payments associated with the Debentures.

The Debentures, which are convertible into 6.1 million shares of our common stock at an accreted price of approximately $43.68 per share (initially $39.50), become convertible from the thirtieth trading day in a quarter through the twenty-ninth trading day in the following quarter when our share price for at least 20 of the first 30 trading days of a quarter is more than 110% of the accreted value per convertible share on the thirtieth trading day of that quarter. Given the accreted value per convertible share on the thirtieth trading day of the first, second, third and fourth quarters of 2005, our share price will have to exceed $48.20, $48.56, $48.93, and $49.29, respectively, during the relevant measurement periods to be convertible. The Debentures are also convertible in certain other circumstances as set forth in the indenture.

Holders of the Debentures may require us to purchase these Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. We have the option to settle this obligation in cash, common stock, or a combination thereof. There were no Debentures "put" to us on the first anniversary date. On the third anniversary date, $0.1 of principal amount at maturity of the Debentures was tendered for repurchase, resulting in a payment of approximately $0.1. Our intent is to settle any future "put" in cash. In the event of a significant change in the economic environment, we may choose to settle a future "put" with common stock, which would have a dilutive effect on existing shareholders. As of August 17, 2004, we may also now "call" the Debentures.

During the second quarter of 2004, the Debentures became convertible because our share price exceeded certain thresholds defined in the indenture. Based on the terms of the indenture, the Debentures remained convertible until August 11, 2004.

Euro Notes

We have two Euro-denominated unsecured notes with face values of €200.0 and €150.0. The €200.0 notes are due July 2006 and have scheduled annual interest payments at a rate of 5.63%. The €150.0 notes are due March 2005 and have scheduled annual interest payments at a rate of 6.25%. (See note 13 for further information.)

Revolving Credit Agreements

In October 2004, we entered into a new $625.0 revolving credit agreement with a syndicate of commercial banks that expires in October 2009. The new agreement replaces our $450.0 five-year revolving credit facility and $200.0 364-day revolving credit facility.

The new revolving credit agreement allows for borrowings in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. Outstanding letters of credit totaled $77.7 and $66.7 as of December 31, 2004 and 2003, respectively. Additional borrowings of $411.8 were available to us under the new revolving credit agreement as of December 31, 2004.

The interest rate and facility fee on the new agreement, as well as the fee paid for the issuance of letters of credit on the facility, vary based on our public debt ratings and borrowing level. The current interest rate is LIBOR plus .675% and the facility and issuance fees are .20% and .675%, respectively.

in millions, except share and per share data

The new agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, we had a Debt-to-EBITDA ratio of 1.84 to 1 and a Fixed Charge Ratio of 2.69 to 1 as of December 31, 2004.

There were no borrowings outstanding under our commercial paper program at December 31, 2004 and 2003, respectively.

Swap Agreements

We have entered into various interest rate swap agreements to manage the interest rate and currency risk associated with our debt instruments. (See note 13 for further information.)

Fair Value of Debt

The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes and the Debentures, which had a fair value, as determined by quoted market prices, as of December 31, as follows:

	2004	2003
Euro-denominated notes	$ 486.1	$ 456.7
Zero-coupon convertible debentures	299.8	303.2

Debt Maturities

The maturities of Long-Term Debt payable within each of the four years subsequent to December 31, 2005 are as follows: 2006 – $539.0, 2007 – $0.6, 2008 – $1.0, 2009 – $135.5, and none thereafter.

08.

STOCK COMPENSATION PLANS

In April 2003, our shareholders approved the 2003 Equity Incentive Plan of Manpower Inc. ("2003 Plan") which authorized 4,500,000 shares for grant. Under this plan, all of our full-time employees and non-employee directors are eligible to receive stock options, stock appreciation rights, restricted stock and deferred stock. As of December 31, 2004, we had approximately 3,353,000 shares of common stock remaining available for grant under this plan. As a result of the adoption of this plan, we no longer make any grants under our 1994 Executive Stock Option and Restricted Stock Plan.

Awards may be granted under the plan to eligible employees at the discretion of the plan administrator, which may be the Board of Directors or a committee of the Board of Directors. All options and stock appreciation rights are granted at a price determined by the administrator, not less than 100% of the fair market value of the common stock at the date of grant. The administrator also determines the period during which options and stock appreciation rights are exercisable and when restricted stock vests. Generally, options are granted with a vesting period of up to four years and expire ten years from the date of grant. As of December 31, 2004, no stock appreciation rights had been granted or were outstanding.

Under the current compensation arrangement, all of our non-employee directors may elect to receive deferred stock in lieu of the portion of the annual cash retainer as to which there was not an election in effect as of July 29, 2003 under the prior compensation arrangement. Non-employee directors who were in office prior to July 29, 2003 for whom an election was not in effect through November 4, 2006 will continue to have the right to elect to receive an option to purchase shares of our common stock under the prior compensation arrangement, with respect to a portion of the annual cash retainer through November 2006. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the number of shares covered by the option are determined in accordance with the terms of the prior compensation arrangement. Deferred stock is settled in shares of common stock following the directors' termination from the board. Non-employee directors also receive an annual option grant as additional compensation for board service. The per share purchase price for each option awarded is equal to the fair market value of our common stock at the date of grant. Options are exercisable for the vested portion during the director's tenure and a limited period thereafter.

The value of restricted stock granted is charged to equity and amortized to expense over the restriction period. There were 41,000 and 66,500 restricted shares granted during 2004 and 2003, respectively. During 2004, 2003, and 2002 we recognized $0.9, $0.5, and $0.1, respectively, of expense, net of tax, related to restricted stock grants. As of December 31, 2004 there were 97,000 restricted shares that had not vested.

In addition to the stock option plan discussed above, we have the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. As of December 31, 2004, there were approximately 918,000 shares of common stock remaining available for grant under this plan. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

Information related to options outstanding under our plans, and the related weighted-average exercise prices is as follows:

December 31	2004		2003		2002	
	Shares (000)	Price	Shares (000)	Price	Shares (000)	Price
Options outstanding, beginning of period	5,064	$ 31	5,641	$ 29	5,437	$ 26
Granted	1,243	43	982	32	1,645	34
Assumed in RMC acquisition[(a)]	1,962	18	—	—	—	—
Exercised	(2,542)	21	(1,345)	23	(1,211)	21
Expired or cancelled	(470)	40	(214)	32	(230)	36
Options outstanding, end of period	5,257	$ 33	5,064	$ 31	5,641	$ 29
Options exercisable, end of period	2,925	$ 31	3,008	$ 31	2,991	$ 27

(a) See note 2 for further information.

Options outstanding and exercisable as of December 31, 2004 are as follows:

Exercise Price	Options Outstanding			Options Exercisable	
	Shares (000)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
$7 – $29	783	4.6	$ 23	718	$ 23
30 – 33	1,652	6.9	31	1,045	31
34	1,371	6.9	34	670	34
35 – 49	1,451	8.3	41	492	39
	5,257	6.9	$ 33	2,925	$ 31

Other Stock Plans

We have reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan, of which 340,000 shares remained available for future issuance as of December 31, 2004. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 2004, 2003, and 2002, employees purchased 92,000, 193,000, and 136,000 shares, respectively, under the plan.

in millions, except share and per share data

09.

RETIREMENT AND DEFERRED COMPENSATION PLANS

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2004	2003	2004	2003
Change in Benefit Obligation				
Benefit obligation, beginning of year	$ 43.3	$ 43.6	$ 151.3	$ 115.3
Service cost	0.1	0.1	10.3	8.4
Interest cost	3.1	2.7	8.4	6.3
Actuarial loss	2.5	.8	8.3	8.0
Plan participant contributions	—	—	1.0	0.9
Benefits paid	(5.2)	(3.9)	(4.1)	(2.4)
Acquisitions	8.5	—	12.5	—
Currency exchange rate changes	—	—	16.2	14.8
Benefit obligation, end of year	$ 52.3	$ 43.3	$ 203.9	$ 151.3
Change in Plan Assets				
Fair value of plan assets, beginning of year	$ 35.0	$ 30.7	$ 99.4	$ 75.9
Actual return on plan assets	4.2	6.4	7.0	5.9
Plan participant contributions	—	—	1.0	0.9
Company contributions	3.5	1.8	12.9	10.1
Benefits paid	(5.2)	(3.9)	(4.1)	(2.4)
Currency exchange rate changes	—	—	10.3	9.0
Fair value of plan assets, end of year	$ 37.5	$ 35.0	$ 126.5	$ 99.4
Funded Status				
Funded status of plan	$ (14.8)	$ (8.3)	$ (77.4)	$ (51.9)
Unrecognized net (gain) loss	(5.4)	(6.8)	43.7	35.6
Unrecognized prior service cost	0.9	—	0.2	0.2
Unrecognized transitional asset	—	(0.1)	0.2	0.2
Net amount recognized	$ (19.3)	$ (15.2)	$ (33.3)	$ (15.9)
Amounts Recognized				
Accrued benefit liability	$ (22.8)	$ (17.3)	$ (60.2)	$ (36.0)
Intangible asset	0.9	—	0.2	0.5
Accumulated other comprehensive loss	2.6	2.1	26.7	19.6
Net amount recognized	$ (19.3)	$ (15.2)	$ (33.3)	$ (15.9)

in millions, except share and per share data

The measurement dates for our U.S. plans are primarily September 30 and for our non-U.S. plans are December 31.

The accumulated benefit obligation for our plans that have plan assets was $181.8 and $145.6 as of December 31, 2004 and 2003, respectively. The accumulated benefit obligation for certain of these plans exceeded the fair value of plan assets as follows:

December 31	2004	2003
Projected benefit obligation	$ 147.1	$ 115.9
Accumulated benefit obligation	128.7	99.3
Plan assets	101.4	79.4

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $42.8 and $20.0 as of December 31, 2004 and 2003, respectively.

The components of the net periodic benefit cost for all plans are as follows:

Year Ended December 31	2004	2003	2002
Service cost	$ 10.4	$ 8.5	$ 7.7
Interest cost	11.5	9.0	8.3
Expected return on assets	(9.0)	(7.5)	(7.1)
Amortization of:			
unrecognized loss	2.5	2.4	0.1
unrecognized prior service cost	0.3	—	—
unrecognized transitional asset	(0.1)	(0.1)	(0.2)
Total benefit cost	$ 15.6	$ 12.3	$ 8.8

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

	U.S. Plans		Non-U.S. Plans	
Year Ended December 31	2004	2003	2004	2003
Discount rate	5.9%	6.3%	4.9%	5.1%
Rate of compensation increase	4.5%	4.5%	3.7%	3.8%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

	U.S. Plans			Non-U.S. Plans		
Year Ended December 31	2004	2003	2002	2004	2003	2002
Discount rate	6.3%	6.5%	7.5%	5.1%	5.3%	5.4%
Expected long-term return on plan assets	8.5%	8.5%	8.5%	5.7%	6.1%	6.1%
Rate of compensation increase	4.5%	5.0%	6.0%	3.8%	3.7%	4.1%

Our overall expected long-term rate of return on U.S. plan assets is 8.5%. Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 1.3% to 7.0%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for one of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

in millions, except share and per share data

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience. The unrecognized transitional assets are being amortized over the estimated remaining service lives of the employees.

We generally use an external investment manager to assist us in establishing our investment strategies and policies. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2004 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The weighted-average asset allocations of our plans as of December 31 are as follows:

	2004	2003
Asset Category		
Equity securities	40.3%	42.4%
Fixed-income securities	43.2%	40.3%
Cash and other	16.5%	17.3%

Plan assets are primarily comprised of domestic and foreign equity securities, professionally-managed equity and bond funds, government and agency securities, and guaranteed insurance contracts. None of our plan assets include any of our debt or equity securities.

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2004	2003
Benefit obligation, beginning of year	$ 21.6	$ 20.6
Service cost	0.4	0.4
Interest cost	1.3	1.3
Actuarial loss	1.3	0.3
Benefits paid	(1.1)	(1.0)
Benefit obligation, end of year	23.5	21.6
Unrecognized net gain	5.0	6.8
Accrued liability recognized	$ 28.5	$ 28.4

in millions, except share and per share data

We use a December 31 measurement date for this plan. The discount rate used in the measurement of the benefit obligation was 5.8% and 6.3% in 2004 and 2003, respectively. The discount rate used in the measurement of net periodic benefit cost was 6.3%, 6.5%, and 7.5% in 2004, 2003 and 2002, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2004	2003	2002
Service cost	$ 0.4	$ 0.4	$ 0.3
Interest cost	1.3	1.3	1.3
Amortization of unrecognized gain	(0.5)	(0.6)	(1.0)
	$ 1.2	$ 1.1	$ 0.6

The health care cost trend rate was assumed to be 10.0% for 2004, decreasing gradually to 5.5% for the years 2009 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 0.2	$ (0.2)
Effect on postretirement benefit obligation	3.2	(2.8)

Plan Contributions and Benefit Payments

We plan to contribute $17.9 to our defined benefit plans and $1.2 to our retiree health care plan in 2005. Projected benefit payments from the plans as of December 31, 2004 are estimated as follows:

Year	Pension Plans	Retiree Health
2005	$ 7.4	$ 1.2
2006	7.5	1.2
2007	8.2	1.2
2008	8.0	1.3
2009	8.5	1.3
2010-2014	51.3	7.6

Defined Contribution Plans

We have defined contribution plans covering substantially all permanent United States employees and various other employees throughout the world. Employees may generally elect to contribute a portion of their salary to the plans and we match a portion of their contribution up to a maximum percentage of the employee's salary. In addition, profit sharing contributions are made to certain U.S. plans if a targeted earnings level is reached in the United States. The total expense for our match and any profit sharing contributions was $14.2, $7.9, and $6.9 for 2004, 2003, and 2002, respectively.

Deferred Compensation Plans

In February 2004, we established the Senior Management Performance-Based Deferred Compensation Plan. The plan is intended to focus our corporate executives on the achievement of certain annual operating goals, shareholder value creation, and execution of our business strategies over the longer term by aligning company executives' interests with shareholders' interests. Under the plan, incentives are focused on improving our Net Earnings Per Share – Diluted and economic profit. Participation in the plan is determined annually by a Committee of the Board of Directors. Deferred compensation benefits are earned by participants for the plan year based on our attainment of certain established goals

in millions, except share and per share data

and any deferred benefits earn interest based on the effective yield on a fixed 10-year U.S. Treasury note at the beginning of each year. Participants become vested in the deferred benefits if they are still employed by Manpower when they reach age 50 with 15 years of service, when they reach age 62, or in certain other circumstances. As of December 31, approximately $1.2 million has been earned under this plan.

We also maintain a non-qualified deferred compensation plan for certain employees at RMC. Under the plan, participants may defer from their pre-tax income, payments of up to a maximum of 15% of their total compensation. A matching contribution is made of 25% of the participating employees' contributions to the plan. Additional contributions are made to the plan if certain internal financial targets are met. In 2004, no additional contributions were made to the plan. Contributions vest at 33.3% over a three-year period from the employee's date of hire. Our contributions were $0.2 for 2004.

10.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

December 31	2004	2003	2002
Foreign currency translation	$ 133.6	$ 47.3	$ (99.5)
Unrealized gain (loss) on investments	4.7	1.3	(3.5)
Unrealized loss on derivatives	(11.4)	(8.9)	(12.3)
Minimum pension liability adjustment	(17.5)	(11.4)	(8.4)
	$ 109.4	$ 28.3	$ (123.7)

11.

LEASES

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining term consist of the following as of December 31, 2004:

Year	
2005	$ 172.1
2006	136.0
2007	95.2
2008	67.2
2009	49.4
Thereafter	92.5
Total minimum lease payments	$ 612.4

Rental expense for all operating leases was $215.7, $167.2, and $148.3 for the years ended December 31, 2004, 2003, and 2002, respectively.

in millions, except share and per share data

12.

INTEREST AND OTHER EXPENSE

Interest and Other Expense consists of the following:

Year Ended December 31	2004	2003	2002
Interest expense	$ 45.4	$ 41.4	$ 42.4
Interest income	(9.4)	(8.0)	(9.0)
Foreign exchange gains	(1.6)	(1.3)	(1.8)
Fees and loss on sale of accounts receivable	0.4	0.4	0.4
Miscellaneous (income) expense, net	(8.5)	3.3	14.8
Interest and other expense	$ 26.3	$ 35.8	$ 46.8

Miscellaneous (Income) Expense, Net in 2004, includes non-operating gains of $14.2, primarily related to the sale of our equity interest in a European internet job board. In 2002, Miscellaneous Expenses included a charge of $5.1 related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by SFAS 115.

13.

DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Exchange Rate Risk Management

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. All such contracts entered into during 2004 and 2003 were designated as cash flow hedges and were considered highly effective, as defined by SFAS 133, as amended. As of December 31, 2004, there were no forward contracts outstanding. As of December 31, 2003, there were two forward contracts outstanding totaling $24.7 relating to cash flows to be received from our foreign subsidiaries, both of which were designated as cash flow hedges and were considered highly effective as of December 31, 2003.

Our revolving credit agreement borrowings of €100.0 ($135.5) and the €200.0 ($271.1) unsecured notes, have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with a Euro-functional currency. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated Other Comprehensive Income.

During September 2002, we entered into derivative financial instruments to swap our €150.0 ($203.7) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR, with a current effective interest rate of 4.64%. These instruments expire in March 2005. Gains and losses arising from foreign exchange fluctuations throughout the contract term on the derivative instruments are recorded in the consolidated statements of operations, offsetting the foreign exchange gain or loss recorded on the notes.

Interest Rate Risk Management

Our exposure to market risk for changes in interest rates relates primarily to our Long-Term Debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements.

As previously mentioned, we entered into derivative instruments to swap our €150.0 ($203.7) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR, with a current effective interest rate of 4.64%. We designated these interest rate swaps as a fair value hedge, offsetting changes in the fair value of the notes that are due to interest rate

in millions, except share and per share data

fluctuations. Changes in the fair value hedge and the fair value of the notes throughout the contract term will be reflected in the consolidated statements of operations. These instruments had a $4.7 favorable impact on interest expense in 2004, a $5.0 favorable impact in 2003, and an immaterial impact in 2002. Any ineffectiveness on the swaps is recorded in the consolidated statements of operations and was immaterial for 2004, 2003, and 2002.

We have various interest rate swap agreements to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of €100.0 ($135.5), which fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS 133, as amended, as of December 31, 2004. For the years ended December 31, 2004, 2003 and 2002 these instruments increased interest expense by $4.6, $3.9, and $2.3, respectively.

During March 2003, we terminated our interest rate swap agreement with a notional value of ¥4,000.0 ($34.0), which was scheduled to expire in June 2003 for $0.1. In September 2003, we terminated our interest rate swap agreement with a notional value of ¥4,150.0 ($36.1), which was scheduled to expire in 2006 for $0.5.

Fair Value of Derivative Financial Instruments

The fair value of our derivative financial instruments are reflected in the consolidated balance sheets as follows:

December 31	2004	2003
Other assets:		
€150.0 Swaps	$ 64.5	$ 52.0
Other long-term liabilities:		
€100.0 Interest Rate Swaps	(18.4)	(14.4)
Forward contracts	—	(0.4)
	$ 46.1	$ 37.2

14.

CONTINGENCIES

Litigation

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our consolidated financial statements.

A search warrant was executed on November 30, 2004, at our French headquarters authorizing the French Regional Director on Inquiries of Competition to enter the office and review and obtain documents that may be pertinent to the investigation. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France's Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes. We understand that the purpose of the investigation is to search for evidence of price fixing and allocation of market share within the French market. The investigation is continuing, and we currently are not able to predict the outcome.

Guarantees

We have entered into certain guarantee contracts and stand-by letters of credit that total $115.3 ($37.6 for guarantees and $77.7 for stand-by letters of credit). The guarantees primarily relate to indebtedness, bank accounts and leases. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

15.

SEGMENT DATA

We are organized and managed primarily on a geographic basis, with the exception of Jefferson Wells and Right, which are operated as separate global business units. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France); Jefferson Wells; Right (including the Empower Group); and Other Operations.

Historically, the results of Jefferson Wells and the Empower Group have been included in the Other Operations segment. Prior year results have been reclassified to conform to the current year presentation.

The United States, France, EMEA, and Other Operations segments derive a significant majority of their revenues from the placement of temporary workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. Jefferson Wells' revenues are derived from internal audit and controls, technology risk management, tax, financial and accounting services. The Right segment revenues are derived from career transition (outplacement) services and organizational consulting services. Segment revenues represent sales to external customers primarily within a single segment. Due to the nature of our business, we do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue for us as a whole, however approximately 19% of Jefferson Wells' revenues for 2004 were generated from providing services to one customer.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts. Corporate Assets include the Goodwill and Intangible Assets related to our acquisitions of Jefferson Wells and RMC as this presentation is consistent with how segment assets are evaluated.

in millions, except share and per share data

Year Ended December 31	2004	2003	2002
Revenues from Services [a]			
United States [b]	$ 2,041.1	$ 1,945.8	$ 1,911.4
France	5,226.7	4,638.8	3,848.2
EMEA	5,084.3	3,920.2	3,434.9
Jefferson Wells	340.6	136.4	141.7
Right [c]	431.1	66.9	54.4
Other Operations	1,806.2	1,476.4	1,220.3
	$ 14,930.0	$ 12,184.5	$ 10,610.9
Operating Unit Profit			
United States	$ 49.3	$ 33.7	$ 29.2
France	178.8	184.0	143.6
EMEA	115.1	51.7	83.0
Jefferson Wells	51.4	(9.9)	(8.3)
Right	24.5	(2.3)	(4.5)
Other Operations	46.0	40.1	19.4
	465.1	297.3	262.4
Corporate expenses	57.0	39.4	27.5
Amortization of intangible assets	12.3	—	0.1
Interest and other expense	26.3	35.8	46.8
Earnings before income taxes	$ 369.5	$ 222.1	$ 188.0
Depreciation and Amortization Expense			
United States	$ 7.3	$ 8.9	$ 10.9
France	17.9	19.4	16.5
EMEA	23.6	26.0	26.9
Jefferson Wells	2.2	2.3	3.2
Right	14.7	1.0	0.8
Other Operations	8.5	6.8	7.0
	$ 74.2	$ 64.4	$ 65.3
Earnings from Investments in Licensees			
United States	$ 0.8	$ (0.7)	$ (0.2)
France	(0.3)	—	—
EMEA	0.6	6.3	3.5
Other Operations	(0.5)	—	(0.4)
	$ 0.6	$ 5.6	$ 2.9

(a) Supplemental geographic information is as follows:

Revenues from Services:	2004	2003	2002
United States	$ 2,542.7	$ 2,092.4	$ 2,063.9
France	5,258.4	4,638.8	3,848.2
United Kingdom	1,791.5	1,371.8	1,287.4
Total Foreign	12,387.3	10,092.1	8,547.0

(b) U.S. revenues above represent revenues from our Company-owned branches and franchise fees received from our franchise operations. These fees are primarily based on revenues generated by our franchise operations, which are discussed further on the financial highlights page.

(c) Represents the operations of Right Management Consultants, Inc., since its acquisition in January 2004, and the Empower Group.

in millions, except share and per share data

As Of and For The Year Ended December 31	2004	2003	2002
Total Assets			
United States	$ 687.6	$ 655.4	$ 623.7
France	1,829.8	1,555.2	1,218.5
EMEA	1,563.6	1,362.9	1,134.0
Jefferson Wells	60.9	38.4	41.0
Right[(a)]	282.0	109.1	104.2
Other Operations	550.0	416.4	332.5
Corporate[(b)]	869.2	239.0	236.0
	$ 5,843.1	$ 4,376.4	$ 3,689.9
Investments in Licensees			
United States	$ 15.3	$ 14.5	$ 14.7
France	0.9	—	—
EMEA	45.3	61.0	54.1
Other Operations	21.2	20.2	18.4
	$ 82.7	$ 95.7	$ 87.2
Long-Lived Assets[(c)]			
United States	$ 50.4	$ 55.8	$ 57.0
France	80.1	79.2	72.3
EMEA	66.8	65.4	73.5
Jefferson Wells	5.2	3.8	5.3
Right	38.0	2.6	3.0
Other Operations	28.0	24.4	20.4
Corporate	3.9	4.4	—
	$ 272.4	$ 235.6	$ 231.5
Additions to Long-Lived Assets			
United States	$ 7.5	$ 11.4	$ 23.4
France	14.4	13.7	13.3
EMEA	22.8	18.5	17.5
Jefferson Wells	3.7	1.1	0.4
Right	7.5	0.5	0.8
Other Operations	13.1	10.9	6.1
Corporate	—	4.4	—
	$ 69.0	$ 60.5	$ 61.5

(a) Represents the operations of Right Management Consultants, Inc., since its acquisition in January 2004, and the Empower Group.
(b) Corporate assets include assets that are not used in the operations of any segment or allocated for management reporting.
(c) Supplemental geographic information is as follows:

Long-Lived Assets	2004	2003	2002
United States	$ 73.6	$ 59.8	$ 62.7
France	83.9	79.2	72.3
United Kingdom	27.1	24.2	30.8
Total Foreign	198.8	175.8	168.8

QUARTERLY DATA (UNAUDITED)
in millions, except share and per share data

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2004					
Revenues from services	$ 3,334.1	$ 3,622.4	$ 3,900.8	$ 4,072.7	$ 14,930.0
Gross profit	616.5	679.3	728.1	764.2	2,788.1
Operating profit	56.2	95.2	126.9	117.5	395.8
Net earnings	39.6	53.1	83.4	69.6	245.7
Net earnings per share	$ 0.46	$ 0.59	$ 0.93	$ 0.77	$ 2.76
Net earnings per share – diluted [a]	$ 0.43	$ 0.56	$ 0.87	$ 0.73	$ 2.59
Dividends per share	$ —	$ 0.10	$ —	$ 0.20	$ 0.30
Market price:					
High	$ 49.14	$ 50.77	$ 49.30	$ 49.67	
Low	41.20	46.00	38.71	41.99	
Year Ended December 31, 2003					
Revenues from services	$ 2,678.7	$ 3,013.4	$ 3,203.2	$ 3,289.2	$ 12,184.5
Gross profit	466.0	521.5	549.6	599.7	2,136.8
Operating profit	33.0	57.0	78.8	89.1	257.9
Net earnings	14.9	29.1	43.8	49.9	137.7
Net earnings per share	$ 0.19	$ 0.38	$ 0.56	$ 0.64	$ 1.77
Net earnings per share – diluted [a]	$ 0.19	$ 0.36	$ 0.53	$ 0.61	$ 1.69
Dividends per share	$ —	$ 0.10	$ —	$ 0.10	$ 0.20
Market price:					
High	$ 34.71	$ 38.28	$ 39.99	$ 47.54	
Low	27.50	29.91	34.64	37.55	

(a) In the fourth quarter of 2004, we adopted EITF 04-8. Previously reported Net Earnings Per Share – Diluted amounts have been restated to reflect the impact of applying the "if-converted" method to our Debentures. (See note 3 for further information.)

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our financial results is provided below. (See Constant Currency on page 40 for further information.)

	Reported Variance	Impact Of Currency	Variance In Constant Currency	Impact Of Acquisitions/ Dispositions (In Constant Currency)	Organic Constant Currency Variance
YEAR ENDED DECEMBER 31, 2003					
Revenues from Services					
United States	1.8%	—%	1.8%	1.1%	.7%
France	20.5	19.6	.9		
EMEA	14.1	14.4	(.3)		
Jefferson Wells	(3.7)	—	(3.7)		
Right[a]					
Other Operations	21.0	6.6	14.4		14.4
Manpower Inc.	14.8	12.6	2.2	.2	2.0
Gross Profit – Manpower Inc.	11.9	12.2	(.3)	.2	(.5)
Operating Unit Profit					
United States	15.2	—	15.2		
France	28.2	20.8	7.4		
EMEA	(37.7)	7.7	(45.4)		
Jefferson Wells					
Right[a]					
Other Operations	106.4	12.4	94.0		
Operating Profit – Manpower Inc.	9.9	16.5	(6.6)	—	(6.6)
Net Earnings per Share – Diluted[b]	19.0	19.0	—		
YEAR ENDED DECEMBER 31, 2004					
Revenues from Services					
United States	4.9%	—%	4.9%	(1.0)%	5.9%
France	12.7	9.9	2.8		
EMEA	29.7	11.7	18.0	1.6	16.4
Jefferson Wells	149.6	—	149.6		
Right					
Other Operations	22.3	6.3	16.0		
Manpower Inc.	22.5	8.4	14.1	3.2	10.9
Gross Profit – Manpower Inc.	30.5	8.5	22.0	9.9	12.1
Operating Unit Profit					
United States	46.4	—	46.4		
France	(2.8)	8.2	(11.0)		
EMEA	122.4	18.3	104.1		
Jefferson Wells					
Right					
Other Operations	14.9	6.4	8.5		
Operating Profit – Manpower Inc.	53.5	10.5	43.0	7.3	35.7
Net Earnings per Share – Diluted	53.3	8.3	45.0		

(a) Represents the operations of Right Management Consultants, Inc. ("RMC"), since its acquisition in January 2004, and the Empower Group. Since RMC comprises most of this segment, the year-over-year variances are not meaningful and have been excluded from the above information.

(b) In the fourth quarter of 2004, we adopted EITF 04-8. Previously reported Net Earnings Per Share – Diluted amounts have been restated to reflect the impact of applying the "if-converted" method to our Debentures. (See note 3 to the consolidated financial statements for further information.)

SELECTED FINANCIAL DATA
in millions, except per share data

As Of And For The Year Ended December 31	2004	2003	2002	2001	2000
Operations Data					
Revenues from services	$ 14,930.0	$ 12,184.5	$ 10,610.9	$ 10,483.8	$ 10,842.8
Gross profit	2,788.1	2,136.8	1,910.4	1,956.5	1,946.7
Operating profit[a]	395.8	257.9	234.8	237.6	311.0
Net earnings(a)	245.7	137.7	113.2	124.5	171.2
Per Share Data					
Net earnings[a]	$ 2.76	$ 1.77	$ 1.48	$ 1.64	$ 2.26
Net earnings – diluted[a][b]	2.59	1.69	1.42	1.59	2.22
Dividends	0.30	0.20	0.20	0.20	0.20
Balance Sheet Data					
Total assets	$ 5,843.1	$ 4,376.4	$ 3,689.9	$ 3,228.0	$ 3,033.9
Long-term debt	676.1	829.6	799.0	811.1	491.6

The notes to consolidated financial statements should be read in conjunction with the above summary.

(a) On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life. (See note 1 to the consolidated financial statements for further information.)

(b) In the fourth quarter of 2004, we adopted EITF 04-8. Previously reported Net Earnings Per Share - Diluted amounts have been restated to reflect the impact of applying the "if-converted" method to our Debentures. (See note 3 to the consolidated financial statements for further information.) As the 2001 and 2000 amounts were previously audited by Arthur Andersen LLP, these restated figures are unaudited.

INTERNATIONAL HEADQUARTERS

P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI 53201 USA
+1.414.961.1000
www.manpower.com

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606 USA
www.mellon-investor.com

STOCK EXCHANGE LISTING

NYSE Symbol: MAN

FORM 10-K

A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2004 is available without charge after February 22, 2005 and can be obtained online at **www.investor.manpower.com** or by writing to:

Michael J. Van Handel
Manpower Inc.
P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI 53201 USA

SHAREHOLDERS

As of February 15, 2005, Manpower Inc. common stock was held by approximately 6,900 record holders.

ANNUAL MEETING OF SHAREHOLDERS

April 26, 2005 at 9 a.m.
Manpower International Headquarters
5301 N. Ironwood Rd.
Milwaukee, WI 53217
USA

INVESTOR RELATIONS WEBSITE

The most current corporate and investor information can be found on the Manpower Inc. corporate website at **www.manpower.com**. Interested individuals may also choose to receive Manpower press releases and other information via e-mail by subscribing to our E-mail Alert service at **www.investor.manpower.com**.

GOVERNANCE

Manpower's governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on Manpower's corporate governance structure and policies can be found at **www.manpower.com** in the section titled, "About Manpower."

As of November 3, 2004, the Corporate Governance Quotient indicated that Manpower outperformed 91.9% of the companies in the S&P 400 and 96.3% of the companies in the Commercial Services & Supplies group. The Corporate Governance Quotient index is issued by Institutional Shareholder Services, a respected authority on proxy voting and corporate governance.

Governance Metrics International, an independent corporate governance rating agency, rated Manpower a 7 on a scale of 1 to 10, with 10 being the highest ranking, in August 2004. The average score of all companies rated by GMI is 6.5.

DIRECTORS

Jeffrey A. Joerres
Chairman, CEO and President
Manpower Inc.

Marc J. Bolland[2]
Executive Board Member
Heineken N.V.

J. Thomas Bouchard[1,2*]
Retired Senior Vice President, Human Resources
IBM

Stephanie A. Burns[1,3]
President and CEO
Dow Corning

Willie D. Davis[1,3]
President
All Pro Broadcasting Inc.

Jack M. Greenberg[2]
Retired Chairman and CEO
McDonald's Corporation

Terry A. Hueneke
Retired Executive Vice President
Manpower Inc.

Rozanne L. Ridgway[2,3]
Former Assistant Secretary of State
for Europe and Canada

Dennis Stevenson
Chairman
HBOS plc and Pearson plc

John R. Walter[2,3*]
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

Edward J. Zore[1*,3]
President and CEO
Northwestern Mutual

MANAGEMENT

Jeffrey A. Joerres
Chairman, CEO and President

Michael J. Van Handel
Executive Vice President and CFO

Barbara J. Beck
Executive Vice President
United States and Canadian Operations

Jean-Pierre Lemonnier
Executive Vice President
France and Region

Yoav Michaely
Executive Vice President
Europe, Middle East and Africa (excluding France)

Owen Sullivan
Executive Vice President
CEO of Right Management Consultants
and Jefferson Wells

David Arkless
Senior Vice President
Corporate Affairs

Richard B. Davidson
Senior Vice President
Global Chief Information Officer

Iain Herbertson
Senior Vice President
Asia Pacific

Tammy Johns
Senior Vice President
Global Sales

Board Committees
1 Audit Committee
2 Executive Compensation Committee
3 Nominating and Governance Committee
* Denotes Committee Chair

PRINCIPAL OPERATING UNITS



☐ MANPOWER OPERATIONS

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, Czech Republic, Denmark, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Malaysia, Martinique, Mexico, Monaco, Morocco, New Caledonia, New Zealand, Nicaragua, Netherlands, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, UK, USA, Uruguay, and Venezuela.

MANPOWER | JEFFERSON WELLS A Manpower Company | RIGHT MANAGEMENT CONSULTANTS | Elan | Brook Street Bureau PLC

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry, offering customers a continuum of services to meet their needs throughout the employment and business cycle. The company specializes in permanent, temporary and contract recruitment; employee assessment; training; career transition and organizational consulting services. Manpower's worldwide network of 4,300 offices in 67 countries and territories enables the company to meet the needs of its 400,000 customers per year, including small and medium size enterprises in all industry sectors, as well as the world's largest multinational corporations. The focus of Manpower's work is on raising productivity through improved quality, efficiency and cost-reduction, enabling customers to concentrate on their core business activities. In addition to the Manpower brand, the company operates under the brand names of Right Management Consultants, Jefferson Wells, Elan and Brook Street. More information on Manpower Inc. is available at www.manpower.com.

Jefferson Wells International, Inc., a wholly owned subsidiary of Manpower Inc., was acquired in July of 2001. Jefferson Wells delivers professional services in the areas of internal audit and controls, technology risk management, tax, finance and accounting. The firm serves clients, including Fortune 500 and Global 1000 companies, through highly experienced professionals working from 37 offices across North America and in Europe.

Right Management Consultants, Inc., the world's largest career transition and organizational consulting firm, was acquired by Manpower in January of 2004. It offers its services to corporations of all sizes through a global network of approximately 300 service locations in 35 countries and via the Internet. The Empower Group, Manpower's organizational performance consulting subsidiary headquartered in London, merged with Right Management Consultants in 2004.

Elan Group Ltd., a wholly owned subsidiary of Manpower Inc., is the world's leading IT and technical recruitment specialists. Having provided IT and telecommunications professionals to over 1,400 companies worldwide, the company has built a reputation for quality delivery of personnel in all technologies and disciplines on a contract, permanent and managed service basis. Elan serves its clients via a network of 52 offices throughout 16 countries in Europe and Asia Pacific.

Brook Street Bureau is a wholly owned subsidiary of Manpower Inc. in the United Kingdom. Its core business is the supply of temporary, permanent and contract staff to office, secretarial and light industrial positions.

DESIGN: SamataMason PORTRAIT PHOTOGRAPHY: Marc Norberg PRINTING: Lake County Press



POWER AWARD INDIVIDUAL WINNERS ANNOUNCEMENT

The Manpower Power Award has been part of the company's culture since 1959. The Award recognizes specific operations around the world for their outstanding performance during the year in representing the values, culture and brand of Manpower and for their financial achievements over the past year.

This year, for the first time in the program's history, three individual winners also received the Power Award. These winners include:

Nancy Creuziger, Manpower Vice President and Corporate Controller, for her leadership of Manpower's successful Sarbanes-Oxley compliance program;

Doug Klemp, Director of Customer Implementation, for his leadership role in ensuring the successful integration of Right Management Consultants after Manpower acquired the business in 2004, in addition to his responsibilities managing a key global account and developing customer implementation programs; and

Jonas Prising, Managing Director of Manpower Italy, in recognition of the organization's outstanding performance in 2004, as well as his leading role in managing a global team on a significant corporate initiative.

Congratulations to all of our Power Award winners this year.



INTERNATIONAL HEADQUARTERS
P.O. BOX 2053
5301 NORTH IRONWOOD ROAD
MILWAUKEE, WISCONSIN 53201
USA
+ 1 414 961 1000
WWW.MANPOWER.COM

MANPOWER